UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

Cybex International, Inc.

(Name of the Issuer)

Cybex International, Inc. UM Holdings, Ltd. CYB Merger Corp. John Aglialoro Joan Carter

(Names of Persons Filing Statement)

Common stock, par value $0.10 per share

(Title of Class of Securities)

23252E 10 6

(CUSIP Number of Class of Securities)

Cybex International, Inc. 10 Trotter Drive Medway, MA 02053 (508) 533-4300	Mr. John Aglialoro UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Lowenstein Sandler P.C. 65 Livingston Avenue Roseland, NJ 07068 Attn: Peter H. Ehrenberg, Esquire (973) 597-2500	Archer & Greiner, P.C. One Centennial Square 33 East Euclid Avenue Haddonfield, NJ 08033 Attn: James Carll, Esquire (856) 795-2121

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$22,929,150	$3,130

*	The filing fee of $3,130 was determined by multiplying .00013640 by the aggregate merger consideration of $22,929,150. The aggregate merger consideration was calculated based on the sum of (i) 8,699,381 outstanding shares of Common Stock as of November 5, 2012 to be acquired pursuant to the merger multiplied by the merger consideration of $2.55 per share and (ii) 503,125 shares of Common Stock underlying outstanding options and warrants as of November 5, 2012 to be cancelled pursuant to the merger multiplied by the merger consideration of $2.55 per share, minus the exercise price of such options or warrants.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,130

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Cybex International, Inc.

Date Filed: November 6, 2012

Introduction

This Amendment No. 1 to Schedule 13E-3 Transaction Statement, together with the exhibits hereto (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Cybex International, Inc. (the “Company”), a New York corporation and the issuer of the shares of Common Stock, par value $0.10 per share (the “Common Stock”) that is subject to the Rule 13e-3 transaction; (ii) UM Holdings, Ltd. (“Parent”), a New Jersey corporation; (iii) CYB Merger Corp., a New York corporation and wholly owned subsidiary of Parent (“Merger Sub”), (iv) John Aglialoro (“Mr. Aglialoro”), and (v) Joan Carter (“Ms. Carter”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of October 17, 2012 (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, UM Holdings, Ltd., and Merger Sub. If the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under New York law as the surviving corporation in the Merger. Upon completion of the Merger, the Common Stock, other than shares owned by Parent, Mr. Aglialoro, and Ms. Carter, will be converted into the right to receive $2.55 per share in cash, without interest and less any required withholding taxes. Following completion of the Merger, the Common Stock will no longer be publicly traded, and holders (other than Parent, its subsidiaries and its stockholders) of the Common Stock that has been converted will cease to have any ownership interest in the Company.

Acting upon the recommendation of a special committee of the Company’s board of directors consisting solely of disinterested directors, the Company’s board of directors (other than Mr. Aglialoro, Ms. Carter and Arthur W. Hicks, Jr., an officer of the Company and Parent, each of whom abstained from voting on the Merger ) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, declared the same to be advisable and in the best interests of the Company and its public stockholders and recommended adoption of the Merger Agreement by the stockholders of the Company. The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of holders of at least two/thirds of the outstanding shares of Common Stock of the Company and of a majority of the shares of Common Stock held by the Company’s public stockholders. For purposes of this Transaction Statement, the term “public stockholders” shall mean all of the stockholders of the Company other than Parent, Mr. Aglialoro and Ms. Carter.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an amended proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits, and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Amendment No. 1 to Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Amendment No. 1 to Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

The information concerning the Company contained in this Amendment No. 1 to Schedule 13E-3 and the Proxy Statement was supplied by the Company, and the information concerning each other Filing Person contained in this Amendment No. 1 to Schedule 13E-3 and the Proxy Statement has been supplied by each such Filing Person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

Item 2.	Subject Company Information

(a) Name and address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

(508) 533-4300

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date, Notice and Quorum”

“The Special Meeting—Required Vote”

“Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Market Price of Cybex Common Stock”

(e) Prior public offerings. Not applicable.

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

“Market Price of Cybex Common Stock”

“Special Factors—Opinion of Duff and Phelps”

Mr. Curtis, appointed as a director in May 2012, has received as part of his compensation from the Company stock-based awards that represent the right to receive 16,667 shares of Common Stock subject to a 3-year vesting period with 1/3 vesting in May 2013, 1/3 in May 2014, and 1/3 in May 2015.

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Summary Term Sheet – The Parties to the Merger”

“The Parties to the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

Set forth below are the names, the present principal occupations or employment, telephone number and the name, principal business, and address of any corporation or other organization in which such occupation or employment is conducted and the five–year employment history of each of the Filing Persons (other than the Company). During the past five years, none of the persons or entities described have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws. Each person identified is a United States citizen. Mr. Aglialoro is Chairman and Chief Executive Officer of the Company, Chairman of Parent, and President of Merger Sub. Ms. Carter is a director of the Company, Parent and Merger Sub and is President of Parent and Vice President of Merger Sub.

Name	Business Address	Employment History
UM Holdings, Ltd., a New Jersey corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

CYB Merger Corp., a New York corporation	56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	N/A

John Aglialoro, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	The Company’s Chairman of the Board since 1997 and CEO since 2000. The Chairman of Parent since 1982. President and a director of Merger Sub since 2012.

Joan Carter, a natural person	UM Holdings, Ltd. 56 Haddon Avenue Haddonfield, NJ 08033 (856) 354-2200	Director of the Company since 1997. The President of Parent since 1986. Vice President and a director of Merger Sub since 2012.

(d) Tender Offer. Not applicable.

Item 4.	Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

(b) Purchases. Not Applicable.

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Appraisal Rights”

“Summary Term Sheet – No Appraisal Rights”

“Special Factors – Absence of Right of Appraisal”

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

(b) – (c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Annex A: Agreement and Plan of Merger”

(d) Conflicts of interest. Not applicable.

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—General; The Merger”

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. Not applicable.

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Deregistration of Cybex Common Stock”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Proposal No. 1: The Merger Agreement—General; The Merger”

“Proposal No. 1: The Merger Agreement—Consideration to be Received Pursuant to the Merger; Treatment of Equity Awards”

“Proposal No. 1: The Merger Agreement—Payment for Cybex Common Stock in the Merger”

“Annex A: Agreement and Plan of Merger”

(d) Subject Company Negotiations. Not applicable.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons of by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors —Deregistration of Cybex Common Stock”

“Summary Term Sheet—Deregistration of Cybex Common Stock”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Plans for the Company after the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors— Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Special Factors—Material United States Federal Income Tax Consequences”

“Annex A: Agreement and Plan of Merger”

Item 8.	Fairness of the Transaction

(a)—(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Position of the UM Holdings Group as to the Merger”

“Special Factors—Plans for the Company after the Merger”

“Special Factors—Interests of Our Directors and Executive Officers in the Merger”

“Annex B: Opinion of Duff & Phelps”

The presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c) (2) and is incorporated herein by reference.

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date; Notice and Quorum”

“The Special Meeting—Required Vote”

“Proposal No. 1: The Merger Agreement—Conditions to Completion of the Merger”

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Questions and Answers about the Special Meeting and the Merger”

(f) Other offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)—(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors—Opinion of Duff & Phelps”

“Where You Can Find More Information”

“Annex B: Opinion of Duff & Phelps”

The presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company is filed as Exhibit (c) (2) and is incorporated herein by reference.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity holder of the Company.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Important Considerations-Financing”

“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Fees and Expenses”

“Special Factors—Fees and Expenses”

“Proposal No. 1: The Merger Agreement—Fees and Expenses”

Item 11.	Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. Not applicable.

Item 12.	The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

“The Special Meeting—Required Vote”

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger; Recommendation of the Special Committee and our Board of Directors”

“Special Factors— Purpose and Reasons by the UM Holdings Group for the Merger”

“Special Factors—Plans for the Company after the Merger”

“The Special Meeting – Our Board’s Recommendation”

Item 13.	Financial Statements

(a) Financial information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summarized Financial Information”

“Where You Can Find More Information”

The audited financial statements set forth in Item 15 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011 and the unaudited financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 29, 2012 are incorporated herein by reference.

The ratio of earnings to fixed charges for each of the two years ending December 31, 2011 and for the quarterly period ended September 29, 2012 are set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference. The book value per share as of September 29, 2012 is set forth in the Proxy Statement under the caption “Summarized Financial Information” and is incorporated herein by reference.

(b) Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b) Solicitations or recommendations; Employees and corporate assets. The Company intends to utilize an outside proxy solicitation firm. However, no proxy solicitation firm has been identified as of the date hereof. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“The Special Meeting—Persons Making the Solicitation”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

Item 15.	Additional Information

(b) No executive officer of any entity that is a filing person under this Schedule 13E-3 will receive any compensation, whether present, deferred or contingent, that is based upon or otherwise relates to this Schedule 13E-3 transaction.

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Not applicable.

(a) (2)(i) Amendment No. 1 to Preliminary Proxy Statement of Cybex International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission) (the “Proxy Statement”).

(a) (2)(ii) Amended Form of Proxy Card – filed herewith.

(a) (2)(iii) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (2)(iv) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (3) Press Release dated October 17, 2012 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 18, 2012 and incorporated herein by reference).

(b) (1) Loan Commitment, dated November 26, 2012, between Cybex International, Inc. and RBS Citizens, N.A. – filed herewith.

(b) (2) Mezzanine Loan Commitment, dated November 29, 2012, between Cybex International, Inc. and Massachusetts Capital Resource Company – filed herewith.

(c) (1) Opinion, dated October 17, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Presentation, dated October 16, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – previously filed.

(c)(3) Preliminary Presentation, dated September 27, 2012, of Duff & Phelps to the Special Committee of the Board of Directors of the Company – filed herewith.

(d) (1) Agreement and Plan of Merger, dated as of October 17, 2012, between the Company, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).

(f) Holders of Cybex Common Stock do not have appraisal rights in connection with the merger.

(g) None.

12

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 14, 2012

CYBEX INTERNATIONAL, INC.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

UM HOLDINGS, LTD.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	Chairman and CEO

CYB MERGER CORP.

By:	/s/ John Aglialoro
Name:	John Aglialoro
Title:	President

/s/ John Aglialoro
JOHN AGLIALORO

/s/ Joan Carter
JOAN CARTER

13

Exhibit (a)(2)(ii)

Special Meeting of Stockholders

of

Cybex International, Inc.

February 6, 2013 at 10:00 a.m., Eastern Time

10 Trotter Drive

Medway, Massachusetts 02053

Special Meeting

Meeting—The Special Meeting of Stockholders of Cybex International, Inc. will be held at the Company’s executive offices at 10 Trotter Drive, Medway, Massachusetts 02053, on February 6, 2013 at 10:00 a.m., Eastern Time.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting

Notice—The Notice and Proxy Statement and Proxy Card are available at www.cfpproxy.com/0666sm

FOLD AND DETACH HERE

PROXY

CYBEX INTERNATIONAL, INC.

10 TROTTER DRIVE

MEDWAY, MASSACHUSETTS 02053

PROXY FOR SPECIAL MEETING OF STOCKHOLDERS

FEBRUARY 6, 2013

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF CYBEX INTERNATIONAL, INC.

The undersigned, a stockholder of CYBEX INTERNATIONAL, INC. , a New York corporation (the “Company”), hereby appoints Arthur W. Hicks, Jr. and James H. Carll, or either of them, the proxy of the undersigned, with full power of substitution, to attend, vote and act for the undersigned at the Company’s Special Meeting of Stockholders to be held on February 6, 2013, and at any postponement or adjournment thereof in accordance with their best judgment.

The undersigned hereby (a) acknowledges receipt of a copy of the proxy statement relating to the Special Meeting and (b) revokes any other proxy to vote at the Special Meeting.

This Proxy will be voted in accordance with the instructions set forth on the reverse side. If no specification is made, it will be voted “FOR” each proposal.

PLEASE MARK, SIGN, DATE AND RETURN THIS FORM PROMPTLY IN THE ENCLOSED ENVELOPE, OR USE THE INTERNET OR TELEPHONIC OPTIONS DESCRIBED ON THE REVERSE SIDE, EVEN IF YOU PLAN TO ATTEND THE SPECIAL MEETING.

Continued and to be signed on reverse side

Cybex International, Inc. 10 Trotter Drive Medway, Massachusetts 02053 Mr. and Mrs. Investor
ADD 1
ADD 2	Electronic Voting Instructions
ADD 3
You can vote by Internet or telephone.
Available 24 hours a day, 7 days a week

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy. VALIDATION DETAILS ARE LOCATED IN THE TITLE BAR BELOW.
Proxies submitted by Internet or telephone must be received by 11:59 p.m., Eastern Time, on February 5, 2013

VOTE BY INTERNET
• Log on to the Internet and go to http://www.rtcoproxy.com/cybi
• Follow the steps outlined on the secured Web site.

Using a black ink pen, mark your votes with an X as shown in this example. ☒ Please do not write outside the designated areas.	VOTE BY TELEPHONE
• Call toll-free 1-855-730-0806 from a touch-tone telephone. There is NO CHARGE for this call.
• Follow the instructions provided by the recorded message.

Special Meeting Proxy Card	1234567890

IF YOU HAVE NOT VOTED VIA THE INTERNET OR PHONE, FOLD ALONG THE PERFORATION,

DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

  THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, IT WILL BE VOTED “FOR” EACH PROPOSAL. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Cybex International, Inc.’s Board of Directors recommends a vote “FOR” proposals 1 and 2:

FOR	AGAINST	ABSTAIN

1.      To consider and vote on a proposal to adopt the Agreement and Plan of Merger dated October 17, 2012 (the “Merger Agreement”) by and among Cybex International, Inc., a New York corporation, UM Holdings, Ltd., a New Jersey corporation, and CYB Merger Corp., a New York corporation and a wholly-owned subsidiary of UM Holdings, Ltd., as it may hereafter be amended from time to time.

☐	☐	☐

FOR	AGAINST	ABSTAIN

2.      To consider and vote on a proposal to adjourn or postpone the Special Meeting to a later date or time, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt the Merger Agreement if there are insufficient votes at the time of such adjournment or postponement to adopt the Merger Agreement.

☐	☐	☐

	FOR	AGAINST	ABSTAIN
3. To consider and vote on such other business as may properly come before the Special Meeting or any adjournments or postponements of the Special Meeting.	☐	☐	☐

Note: In their discretion, the proxies are authorized to vote your shares upon such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

Will Attend Meeting ☐ YES

Signature	Signature	Date

NOTE: Please sign exactly as your name(s) appear(s) above and date. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by an authorized officer.

Exhibit (b)(1)

RBS CITIZENS, N.A.

28 STATE STREET

BOSTON, MASSACHUSETTS 02109

November 26, 2012

Cybex International, Inc.

10 Trotter Drive

Medway, Massachusetts 02053

Attention:	Mr. Arthur Hicks
President, Chief Operating Officer, & Chief Financial Officer

Ladies and Gentlemen:

RBS Citizens, N.A. (“Citizens”) is pleased to confirm its willingness to be the sole and exclusive administrative agent (in such capacity, the “Administrative Agent”) for up to a $40,000,000 senior secured credit facility, consisting of up to a $15,000,000 revolving credit facility (the “Revolver”) and up to a $25,000,000 term loan (the “Term Loan” and, together with the Revolver, the “Senior Credit Facilities”) to Cybex International, Inc. (“you” or the “Borrower”). This offer is based upon and subject to the terms and conditions set forth in this commitment letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms” or “Term Sheet”). The Senior Credit Facilities will be used at closing to refinance existing Borrower debt, assist in the re-purchase of certain Borrower stock to effectuate a “go-private” transaction, and to pay related transaction fees and expenses. The parties acknowledge that whether or not subsidiaries will be co-borrowers will be determined in connection with the definitive documentation.

Citizens is also pleased to advise you of its willingness to act as sole lead arranger, sole book-runner and Administrative Agent for the Senior Credit Facilities, and in the formation of a syndicate of financial institutions (including Citizens) to provide the Senior Credit Facilities (collectively, the “Lenders”). As of this date the Lenders consist of Citizens and First Niagara Bank, N.A. (“First Niagara”). This letter represents a commitment from each of the Lenders, subject to the terms and conditions set forth herein.

You hereby agree that, effective upon your acceptance of this Commitment Letter, and continuing for ten (10) months thereafter, you shall not solicit any other bank, investment bank, financial institution, person or entity to provide, structure, arrange or syndicate any component of the Senior Credit Facilities or any other senior financing similar to or as a replacement of any component of the Senior Credit Facilities, except with the prior written consent of Citizens. You also agree not to appoint additional agents, co-agents or arrangers relative to the Senior Credit Facilities without Citizens’ prior written approval.

The obligations of the Lenders to provide credit to the Borrower is subject to the execution and delivery of loan documentation that is satisfactory to Administrative Agent and its legal counsel (the “Loan Documents”). The Loan Documents shall contain such representations, warranties, covenants, events of default, conditions precedent, indemnities, remedies and general provisions that Administrative Agent and its counsel deem necessary and shall otherwise be satisfactory in form and substance to Administrative Agent and its counsel. The terms, covenants, and conditions set forth in the Term Sheet merely outline some of the principal provisions of the Loan Documents rather than a full and complete description or exclusive list of all terms, covenants and conditions. To the extent that any terms, covenants and conditions in the Loan Documents are inconsistent with this Commitment, the terms, covenants and conditions in the Loan Documents shall control. The Lenders’ obligation under this Commitment shall also be subject to (a) Administrative Agent’s determination that there is no material adverse change in the business, condition (financial or otherwise), operations, performance or properties of the Borrower from September 30, 2012, (b) Administrative Agent’s and its counsel’s completion of and satisfaction in all respects with a due diligence investigation of the Borrower and the proposed “go-private” transaction, (c) Administrative Agent’s not becoming aware after the date hereof of any information or other matter affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) the Borrower’s compliance with the terms of this Commitment Letter and (e) the other conditions set forth or referred to herein and in the Summary of Terms. CITIZENS FUNDING COMMITMENT UNDER THIS COMMITMENT LETTER IS LIMITED IN AMOUNT TO A MAXIMUM OF $27,500,000 TOWARD THE ESTABLISHMENT OF THE SENIOR CREDIT FACILITIES, AND FIRST NIAGARA’S FUNDING COMMITMENT UNDER THIS COMMITMENT LETTER IS LIMITED IN AMOUNT TO A MAXIMUM OF $12,500,000 TOWARD THE ESTABLISHMENT OF THE SENIOR CREDIT FACILITIES. Notwithstanding the foregoing, Citizens’ final hold level may be less than $27,500,000 and First Niagara’s final hold level may be less than $12,500,000 depending on the outcome of the syndication process.

By executing this Commitment Letter, you also agree, whether or not the proposed Senior Credit Facilities close (other than by reason of the Lenders’ gross negligence or willful misconduct), to reimburse Administrative Agent for all reasonable out-of-pocket fees and expenses, including but not limited to its due diligence expenses and reasonable legal fees and disbursements incurred in drafting and negotiating this Commitment Letter, the Summary of Terms, any separate commitment letters and the definitive documentation for the Senior Credit Facilities and to indemnify Citizens, each other lender involved in the Senior Credit Facilities, and their respective affiliates, and their respective directors, officers, employees, agents, auditors, accountants, consultants and counsel (each, an “Indemnitee”) from, and hold each of them harmless against, any and all losses, liabilities, claims, actions, suits, proceedings, damages or expenses including amounts paid in settlement, reasonable legal fees and defense costs, incurred by any of them arising out of or by reason of any environmental matters, investigation, litigation or other proceeding brought or threatened relating to any loan made or proposed to be made hereunder or otherwise relating to any such loan made or proposed to be made hereunder, provided, that you shall have no obligation to an Indemnitee under this paragraph to the extent resulting from the gross negligence or willful misconduct of that Indemnitee. Each of the parties hereto agrees that in any action arising in connection with this letter or any transaction contemplated hereby the only damages that may be sought from Citizens, its affiliates, each other lender or any Indemnitee or from you are those which are direct and reasonably foreseeable as the probable result of any breach hereof and any right to indirect, special, exemplary, consequential, or punitive damages or lost anticipated profits is hereby waived.

2

The obligations of the Lenders under this Commitment Letter are enforceable solely by the Borrower and may not be relied upon by any other person. The Lenders shall not be liable under this Commitment Letter or any Loan Document or in respect of any act, omission or event relating to the transaction contemplated hereby or thereby, on any theory of liability, for any special, indirect, consequential or punitive damages. You and the Lenders hereby expressly waive any right to trial by jury of any claim, demand, action or cause of action arising in connection with this Commitment Letter, any transaction relating hereto, or any other instrument, document or agreement executed or delivered in connection herewith, whether sounding in contract, tort or otherwise. You and the Lenders each consent and agree that the state or federal courts located in the Commonwealth of Massachusetts, shall have exclusive jurisdiction to hear and determine any claims or disputes between or among any of the parties hereto pertaining to this Commitment Letter, any transaction relating hereto, any other financing related thereto, and any investigation, litigation, or proceeding related to or arising out of any such matters, provided, that you and the Lenders each acknowledge that any appeals from those courts may have to be heard by a court located outside of such jurisdiction. You and the Lenders each expressly submit and consent in advance to such jurisdiction in any action or suit commenced in any such court, and hereby waive any objection which either of them may have based upon lack of personal jurisdiction, improper venue or inconvenient forum.

This Commitment Letter is governed by and shall be construed in accordance with the laws of the Commonwealth of Massachusetts applicable to contracts made and performed in that State.

The Administrative Agent shall have reasonable access to all relevant facilities, personnel and accountants, and copies of all documents which it may reasonably request, including business plans, financial statements (actual and pro forma), books, records, and other documents (collectively, the “Information”). The Administrative Agent agrees to use all reasonable efforts to maintain, in accordance with its practices for handling confidential information of this nature, the confidentiality of the Information and not disclose or use the same, except for the purposes of the Senior Credit Facilities and in its role as lead arranger and Administrative Agent, without the prior written consent of the Borrower. Notwithstanding the foregoing, Administrative Agent may disclose such Information (a) to persons employed or engaged by Administrative Agent in evaluating, approving, structuring or administering any commitments or loans of Administrative Agent (including outside legal counsel); (b) as required or requested by any federal or state regulatory authority or examiner, or any insurance industry association, or as reasonably believed by Administrative Agent to be compelled by any court decree, subpoena or legal or administrative order or process; (c) as, on the advice of Administrative Agent’s counsel, is required by law; (d) in connection with the exercise of any right or remedy under this Commitment Letter or in connection with any litigation to which Administrative Agent is a party; or (e) that ceases to be confidential through no fault of Administrative Agent.

This Commitment Letter and the Summary of Terms are for your confidential use only and may not be disclosed to any person other than its employees, attorneys, financial advisors and committed subordinated creditors (but not commercial lenders), and then only in connection with the proposed transaction and on a confidential basis, except where (in your reasonable judgment) disclosure is required by law or where Administrative Agent consents to the proposed disclosure, which consent shall not be unreasonably withheld.

3

This Commitment Letter and all undertakings of the Lenders hereunder shall expire at 5:00 p.m., EDT time on December 7, 2012 unless you shall have executed and delivered a copy of this Commitment Letter to the attention of the undersigned prior to that date and time. Upon such execution and delivery by you on or before such date and time, this Commitment Letter (including the Summary of Terms) shall become a binding agreement. Once this Commitment Letter becomes an effective agreement, it shall expire, and all undertakings of the Lenders hereunder will terminate, unless definitive documentation for the Senior Credit Facilities is executed and delivered on or prior to April 30, 2013 (as such date may be extended as provided in the Summary of Terms attached hereto). Expiration of this Commitment Letter shall not affect your obligations hereunder, including, without limitation, under any indemnification provisions and obligations to pay any fees, costs or expenses provided for herein or in any other agreements entered into among you and the Lenders, except as such indemnification and reimbursement obligations may be superseded by similar provisions contained in the definitive Senior Credit Facilities documentation.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

4

We appreciate the opportunity to work with you in connection with this important financing.

Very truly yours,

RBS CITIZENS, N.A., as a Lender and
Administrative Agent

By:	/s/ David J. Bugbee
Name: David J. Bugbee, CFA
Title: Senior Vice President

RBS CITIZENS, N.A., as Sole Lead Arranger

By:	/s/ Tricia Lebo
Name: Tricia Lebo
Title: Vice President

FIRST NIAGARA BANK, N.A., as a Lender

By:	/s/ Dante Bucci
Name: Dante Bucci
Title: First Vice President

ACCEPTED AND AGREED TO AS OF THE DATE FIRST ABOVE WRITTEN:

CYBEX INTERNATIONAL, INC.

By:	/s/ Arthur Hicks
Name: Arthur Hicks
Title: President

EXHIBIT A

SUMMARY OF TERMS AND CONDITIONS

CYBEX INTERNATIONAL, INC.

UP TO $40,000,000 SENIOR SECURED CREDIT FACILITIES

This Summary of Terms and Conditions (the “Term Sheet”) is delivered with a commitment letter of even date herewith (the “Commitment Letter”) from RBS Citizens, N.A. and First Niagara Bank, N.A. to the Borrower in connection with the Senior Credit Facilities. The terms, covenants and conditions set forth below outline some of the principal provisions of the Loan Documents, but do not provide a full and complete description or exclusive list of all terms, covenants and conditions. This Term Sheet supersedes all previous Engagement Letters, Term Sheets and oral discussions. Information contained herein is highly confidential and is offered exclusively for the benefit and internal use of the Borrower and its accountants and advisors and may not be disclosed to others or used for any other purpose without the prior written consent of the Sole Lead Arranger. Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Commitment Letter.

Borrower:	Cybex International, Inc. (the “Borrower”). Composition of borrower to be determined in definitive documentation.

Guarantors:	The Senior Credit Facilities will be guaranteed by each existing and future direct and indirect subsidiary of the Borrower (collectively, the “Guarantors”) (subject to certain limitations on guaranties of obligations of U.S. Borrowers which may be applicable to non-U.S. subsidiaries). All guarantees will be guarantees of payment and not of collection.

Administrative Agent:	RBS Citizens, N.A. (“Citizens”) will act as sole and exclusive administrative agent (the “Administrative Agent”).

Sole Lead Arranger and Sole Book-Runner:	Citizens will act as sole lead arranger and sole book-runner (the “Lead Arranger”).

Lenders:	Citizens, First Niagara Bank, N.A. and, as deemed appropriate by the Administrative Agent, a syndicate of other financial institutions (the “Lenders”) acceptable to the Administrative Agent in consultation with the Borrower.

Senior Credit Facilities:	An aggregate principal amount of up to $40.0 million will be available through the following facilities:

A. Term Loan Facility: Up to a $25.0 million term loan facility, all of which will be drawn on the Closing Date (the “Term Loan”).

B. Revolving Credit Facility: Up to a $15.0 million revolving line of credit (the “Revolver” or “Revolving Loans”), up to a

TBD amount of which may be drawn on the Closing Date. The Revolver will have sublimits for letters of credit ($1.0 million) and swingline loans ($1.0 million).

Closing Assumption:	The amount of the Senior Credit Facilities outlined in this Commitment Letter is based on the terms and conditions set forth in that certain Agreement and Plan of Merger dated October 17, 2012 by and among UM Holdings, Ltd., CYB Merger Corp. and the Borrower (the “Merger Plan”) including without limitation, an assumed “go private” strike price of $2.55 per share and $8.0 million in committed subordinated debt (upon terms and conditions acceptable in all respects to the Administrative Agent). In the event the ultimate share price offer is less than $2.55 per share, at the option of the Administrative Agent, the maximum amount of the Revolver funded on the Closing Date shall be reduced.

Increase Option:	The Borrower will be entitled at any time and from time to time prior to the final maturity date of the Senior Credit Facilities (but not to exceed two (2) times in the aggregate) to incur (a) additional term loans under a new term facility that will be included in the Senior Credit Facilities (each, an “Incremental Term Loan”) and/or (b) increases in the Revolving Credit Facility (each, a “Revolving Credit Facility Increase”), in an aggregate principal amount for all such Incremental Term Loan and Revolving Credit Facility Increases of up to $10.0 million in either event for the purpose of funding permitted acquisitions, permitted capital expenditures or permitted investments; provided that (i) Lender commitments for any Incremental Term Loan or Revolving Credit Facility Increase will first be offered to existing Lenders and, to the extent not subscribed by existing Lenders, may be obtained from new Lenders (any new Lender must be reasonably acceptable to the Administrative Agent and the Borrower), (ii) at the time of such Incremental Term Loan or Revolving Credit Facility Increase no Default or Event of Default has occurred and is continuing or would exist following such Incremental Term Loan or Revolving Credit Facility Increase, (iii) the terms and documentation in respect of any Incremental Term Loan, to the extent not consistent with the Term Loan, will be reasonably satisfactory to the Administrative Agent, (iv) the terms and documentation in respect of any Revolving Credit Facility Increase will be the same as the terms and documentation for the Revolver, (v) Borrower must provide evidence that it will be in pro forma financial covenant compliance both at the time of establishment of the Incremental Term Loan or Revolving Credit Facility Increase and following each draw of the

Incremental Term Loan or Revolving Credit Facility Increase, (vi) Borrower must provide evidence on a pro forma basis that the Senior Leverage Ratio after giving effect to any such
Incremental Term Loan or Revolving Credit Facility Increase will be 0.25 to 1.00 inside the lesser of the then applicable Senior Leverage Ratio and the Senior Leverage Ratio as of the Closing Date,
(vii) the maturity date for the Incremental Term Loan will be no earlier than for the existing Term
Loan, (viii) the amortization of the Incremental Term Loan will be consistent with the amortization of the existing Term Loan, (ix) the total yield to Lenders on the Incremental Term Loan will be no more than the total yield to Lenders on the existing Term Loan or the pricing of the existing Term
Loan will be increased to maintain a comparable yield spread, and (x) any such Incremental Term
Loan and/or Revolving Credit Facility Increase (I) shall be in a minimum principal amount of $5.0 million in the aggregate and (II) shall not be less than $1.0 million individually. No existing Lender shall be required to commit to an Incremental Term Loan or Revolving Credit Facility Increase or
otherwise have any obligation to increase its existing commitment.

Closing Date:	The Senior Credit Facilities are anticipated to close on or before April 30, 2013 (the “Closing Date”). Upon the written request of the Borrower, and subject to the approval of all Lenders the Closing Date may be extended for up to 75 days.

Purpose:	The Term Loan and up to a TBD amount of the Revolving Loans will be used to (i) finance the repayment of existing senior debt of the Borrower (the “Refinancing”), (ii) acquire outstanding shares of Borrower stock owned by Public Stockholders (as defined in the Merger Plan) in a “go-private” transaction, and (iii) to pay related transaction fees and expenses (collectively, the “Transactions”).

The Revolver will be used for working capital requirements, permitted capital expenditures, permitted acquisitions and investments and other general corporate purposes.

Maturity:	A. Term Loan: Five Years from the Closing Date. B. Revolving Loans: Five Years from the Closing Date.

Fees:	In connection with the commitment of the Lenders to establish the Senior Credit Facilities and in connection with Citizens activities as Administrative Agent and Sole Lead Arranger, the Borrower agrees to pay the fees as set forth in that certain Fee Letter by and among the Borrower and Citizens dated

November 26, 2012. In addition, subject to execution of the definitive documentation and closing of the Senior Credit Facilities, the Borrower will pay the following fees: (i) an upfront closing fee of 50 basis points, payable to each Lender (including Citizens) ratably based upon its commitments and payable on such Lender’s final allocation of the Senior Credit Facilities.

Revolver Availability:	For Revolving Loans, based on a monthly borrowing base equal to up to (i) an 85% advance rate on “eligible domestic accounts receivable” (to be defined in the credit agreement) plus up to (ii) a 50% of advance rate on “eligible domestic inventory” (to be defined in the credit agreement) plus up to (iii) a 90% advance rate of “net eligible” foreign A/R - EXIM guaranteed, and up to 75% of “net eligible” foreign A/R related inventory - EXIM guaranteed (the total of (iii) being capped at a maximum of $5.0 million) (the “Borrowing Base”). Field exams will be required at the discretion of the Administrative Agent. The cost of such exams, shall be for the Borrower’s account; provided, that prior to the occurrence of an event of default, the Borrower shall be required to pay for no more than 1 exam per calendar year. It is understood that the terms and conditions of the EXIM guarantee(s) will be set forth in separate documentation by and among the Borrower and the Administrative Agent.

Schedule Amortization:

The Term Loan will amortize in equal quarterly installments, commencing at the end of the first full fiscal quarter following the Closing Date, as follows:

Year 1: 10.0%

Year 2: 10.0%

Year 3: 12.5%

Year 4: 15.0%

Year 5: 15.0%

The then outstanding balance of the Term Loan will be payable in full at Maturity.

Excess Cash Flow Sweep/ Prepayment Requirements	In addition to the amortization payments set forth above, and, in each case, with carve-outs, exceptions and reinvestment rights customary for financings of this type to be agreed, (a) 50% of annual “excess cash flow” (to be defined in the credit agreement) with a step-down to 25% of annual excess cash flow so long as the Borrower’s Total Leverage Ratio is less than 2.50 to 1.00 but greater than 2.00 to 1.00, and 0% so long as the Borrower’s Total Leverage Ratio is equal to or less than 2.00 to 1.00, (b) 50% of net cash proceeds from the issuance of additional equity (other than to fund permitted acquisitions), (c)

100% of net cash proceeds from the issuance or incurrence after the Closing Date of additional debt (with exceptions to be agreed), (d) 100% of net cash proceeds from sales of property and assets (excluding sales of inventory in the ordinary course of business and other exceptions to be agreed), and (e) 100% of insurance proceeds and extraordinary receipts (with exceptions and reinvestment rights to be agreed in the credit agreement). The first calculation of excess cash flow (all such calculations to be made by the Borrower subject to the review and approval of the Administrative Agent) will be based on the fiscal year ending December 31, 2013 and payable annually within 15 business days of Administrative Agent’s receipt of the Borrower’s final annual audited financial statements.

Any such prepayments would be applied first to the Term Loan against remaining scheduled principal installments in inverse order of maturity and second to the outstanding principal balance of the Revolver.

Voluntary prepayments of the loans will be permitted on any business day, provided that Borrower pays LIBOR breakage fees in connection with any voluntary prepayments of LIBOR loans made on a date other than the last day of an interest period. Voluntary prepayments would be applied in the inverse order of maturity.

Pricing	The interest rates per annum shall be performance based and determined quarterly on a rolling four quarter basis by reference to the Total Leverage Ratio.

Pricing Level	Total Leverage Ratio	Libor +	Base Rate +	Revolver Undrawn Pricing
1	≥3.50x	L + 400	B + 300	0.50%
2	≥3.00xbut <3.50x	L + 375	B + 275	0.375%
3	≥2.50x but <3.00x	L + 350	B + 250	0.25%
4	≥2.00x but <2.50x	L + 300	B + 200	0.25%

5	<2.00x	L + 275	B + 175	0.25%

There shall be no LIBOR or Base Rate Floor. Pricing will be no less than Level 1 pricing for the first three months after the Closing Date.

Security:

The Borrower and each of the Guarantors shall grant the Administrative Agent, for the benefit of the Lenders, valid and perfected first priority liens and security interests in all of the following:

(a)     All of the present and future property and assets, real and personal, of the Borrower and each Guarantor, including, but not limited to, all real property owned by the Borrower and all subsidiaries, all machinery and equipment, inventory and other goods, accounts receivable, fixtures, bank accounts, general intangibles, financial assets, investment property, license rights, patents, trademarks, tradenames, copyrights, chattel paper, insurance proceeds, contract rights, hedge agreements, documents, instruments, indemnification rights, tax refunds and cash. In addition, not less than 100% of the issued and outstanding stock of the Borrower (to be released upon achievement, based upon audited financial statements satisfactory to the Administrative Agent, of a Total Debt Leverage Ratio less than 2.50X), and all the outstanding equity interests of all subsidiaries of the Borrower (direct or indirect) will be pledged (together with such supporting non-recourse guarantys from the pledgors as may be required by the Administrative Agent) to secure such indebtedness (other than certain limitations on collateral pledged by non-U.S. subsidiaries to secure indebtedness of U.S. Borrowers).

(b)     All proceeds and products of the property and assets described in clause (a) above.

The priority of the liens and security interest of the Administrative Agent, for the benefit of the Lenders, shall be supported by such mortgages, filings, pledge agreements, landlord waivers, subordination and nondisturbance agreements, warehousemen and bailee letters, third party consents, intercreditor agreements, and other agreements, in each case as shall be reasonably requested by the Administrative Agent and in form and substance satisfactory to the Administrative Agent and its counsel.

The collateral will be free and clear of other liens and encumbrances except permitted liens and encumbrances (to be set forth in the credit agreement and related documentation).

All obligations under the Senior Credit Facilities (including hedging and/or foreign exchange obligations and any

Incremental Term Loan and Revolving Credit Facility Increase) shall be cross-collateralized with each other and with collateral provided by the Borrower or Guarantor (other than certain limitations on collateral pledged by non-U.S. Borrowers and Guarantors to secure obligations of U.S. Borrowers and Guarantors).

Interest Rate Hedge	At or prior to Closing, the Borrower shall enter into an interest rate swap or hedging arrangement with the Administrative Agent, or another party satisfactory to the Administrative Agent, for an amount not less than 50% of the Term Loan for a period of not less than 3 years.

Financial Covenants:

To include, but not be limited to:

(i)      Maximum Total Senior Debt Leverage Ratio (ratio of (A) total funded senior debt to (B) LTM EBITDA), of 3.25 to 1.00, stepping down to 3.00 to 1.00 as of June 30, 2013, 2.75 to 1.00 as of September 30, 2013, 2.50 to 1.0 as of December 31, 2013, 2.25 to 1.00 as of September 30, 2014, and 2.00 as of March 31, 2015 and thereafter;

(ii)     Maximum Total Debt Leverage Ratio (ratio of (A) total funded debt to (B) LTM EBITDA) of 4.25 to 1.00 stepping down to 4.00 to 1.00 as of June 30, 2013, 3.75 to 1.00 as of September 30, 2013, 3.50 to 1.00 as of December 31, 2013, 3.25 to 1.00 as of September 30, 2014, and 3.00 to 1.00 as of March 31, 2015, and thereafter;

(iii)   Minimum Fixed Charge Coverage Ratio (to be defined generally as Pro Forma EBITDA (which will include an addback for public company expenses and certain one-time transaction costs that are expensed through the P&L, with amounts to be agreed upon by Borrower and Lender prior to closing) - maintenance capex - dividends or distributions - cash taxes, divided by the sum of interest expense and scheduled principal payments paid) of 1.25 to 1.00. For the first three (3) quarters of testing the Consolidated Interest Expense and the Scheduled Principal Payments Made shall be annualized.

(iv)    Maximum annual capital expenditures not exceeding $4,000,000 annually for the first two fiscal years following closing of the Loans, and increasing to $4,250,000 for fiscal year 2015, and to a maximum of $4,500,000 per fiscal year for fiscal year 2016, and thereafter.

The above ratios effective as of the Closing Date after giving pro forma effect to the transactions to occur on the Closing Date. Definitions to be determined. The first covenant compliance calculation date will be the first quarter end to occur after closing of the Senior Credit Facilities.

Conditions Precedent:	The closing and the initial extension of credit under the Senior Credit Facilities will be subject to satisfaction of the conditions precedent deemed appropriate by the Administrative Agent and the Lenders including, but not limited to, the following:

(i)	Completion of all legal (at the discretion and to the satisfaction of counsel to the Administrative Agent) and confirmatory business due diligence (including, without limitation, a satisfactory field exam).

(ii)	The negotiation, execution and delivery of definitive documentation and customary legal opinions with respect to the Senior Credit Facilities satisfactory to the Administrative Agent and each Lender.

(iii)	All matters relative to the “go-private” transaction, including financial, structure, debt, and receipt of all required governmental, shareholder, corporate and third party consents and approvals for the “go-private” transaction, shall be in form and substance satisfactory to the Administrative Agent and its counsel.

(iv)	A. Minimum pro forma LTM EBITDA as of the most recently completed quarter-end financial statements prior to the Closing Date of $12 million.

B. Maximum pro forma Total Senior Debt Leverage Ratio of 3.25 to 1.00.

C. Maximum pro forma Total Debt Leverage Ratio of 4.25 to 1.00.

D. The Borrower shall be in pro-forma compliance with each of the other financial covenants, calculated as of the most recent quarter ending date on LTM basis giving pro-forma effect to the Transactions.

(v)	All matters relating to the mezzanine debt associated with the “go-private” transaction, including, without limitation, amount, structure, terms, subordination, intercreditor and standstill agreements, restrictions on assignment and maturity (at least 180 days after maturity of the Senior Credit Facilities) shall be satisfactory in all respects to the Administrative Agent. Notwithstanding the foregoing, the Administrative Agent agrees to permit (i) a “silent” second lien in favor of the mezzanine debt provider (subject to conditions satisfactory to the Administrative Agent) and (ii) so long as there has then occurred no Event of Default under the Senior Credit Facilities, beginning in the fourth loan year following the Closing Date, amortization of the mezzanine debt up to a maximum of $2.0 million per year.

(vi)	There shall not have occurred since September 30, 2012 any event or condition that has had or could reasonably be expected, either individually or in the aggregate, to have a material adverse effect upon to the business, operations, assets, liabilities (actual or contingent), condition (financial or otherwise), performance, properties, and prospects of the Borrower and its subsidiaries (a “Material Adverse Effect”).

(vii)	The absence of any action, suit, investigation or involuntary or voluntary proceeding (including, without limitation, any insolvency or bankruptcy proceeding) pending or, to the knowledge of Borrower, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect.

(viii)	Payment of all reasonable legal, financing and out-of-pocket fees and expenses of the Administrative Agent and the Lenders, including the Administrative Agent’s reasonable legal fees for drafting and negotiating legal documentation.

(ix)	All filings, recordations and searches necessary or desirable in connection with the perfection of the liens and security interests referred to above under the section entitled “Security” shall have been duly made and all filing and recording fees and taxes shall have been duly paid. The Administrative Agent shall be satisfied with the amount, types and terms and conditions of all insurance maintained by the Borrower and the Guarantors and their respective subsidiaries; and the Administrative Agent shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower, the Guarantors and their respective subsidiaries forming part of the
Lenders’ collateral described under the section entitled “Security” set forth above.

(x)     The Administrative Agent shall have received, at least five business days prior to the Closing Date, all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the Patriot Act.

(xi)    The Administrative Agent shall have received a certificate of the chief financial officer of the Borrower as to the solvency of the Borrower and each Guarantor after giving effect to the Transactions.

Financial Reporting Requirements:	Such reporting requirements as may be reasonably required by the Administrative Agent.

Affirmative and Negative Covenants:	As mutually agreed to by the Administrative Agent and the Borrower.

Representations And Warranties:	As mutually agreed to by the Administrative Agent and the Borrower.

Events of Default:	As mutually agreed to by the Administrative Agent and the Borrower.

Indemnification:	The Borrower and Guarantor will, jointly and severally, indemnify and hold harmless the Administrative Agent, the Lead Arranger, each Lender and their respective affiliates and their respective partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facilities, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees and settlement costs. This indemnification shall survive and continue for the benefit of all such persons or entities.

Amendments:	Amendments and waivers will generally require the consent of the Required Lenders, which will mean Lenders holding a defined majority of the outstanding Loans and Commitments. Certain amendments, to be defined in the definitive documentation, will require consent of all Lenders.

Expenses:	The Borrower and Guarantors, jointly and severally, agree to pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and closing of all loan documentation, including, without limitation, the reasonable legal fees of counsel to the Administrative Agent and the Sole Lead Arranger, the costs of any environmental investigation and audit and appraisal costs and inspection fees, regardless of whether or not the Senior Credit Facilities are closed (other than by reason of the Lenders’ gross negligence or willful misconduct). The Borrower and Guarantors, jointly and severally, also agree to pay the expenses of the Administrative Agent and each Lender in connection with the enforcement of any of the loan documentation.

Governing Law:	New York. Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction.

Confidentiality:	The Commitment Letter and attached Summary of Proposed Terms and Conditions contain confidential and proprietary loan structuring and pricing information. Except for disclosure on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facilities or as may be required by law, the contents of the Summary of Proposed Terms and Conditions may not be disclosed in whole or in part to any other person or entity without the Sole Lead Arranger’s prior written consent, provided that nothing herein shall restrict disclosure of information relating to the tax structure or tax treatment of the proposed Senior Credit Facilities.

Waiver of Jury Trial:	The Borrower and the Lenders will waive, to the fullest extent permitted by applicable law, any right to have a jury participate in resolving any dispute in any way related to this term sheet, any related documentation or the transactions contemplated hereby or thereby.

Yield Protection:	The Borrower will be required to reimburse the Lenders for any increased costs in the issuance or maintenance of the Senior Credit Facilities imposed by a change in any law, rule, or regulation affecting each Lender’s commitment or its ability to act in accordance with such commitment. In this regard, the Borrower shall be treated in a similar fashion as all similarly situated customers of subject Lender.

Information Sharing:	The Borrower agrees that the Administrative Agent may

provide any information or knowledge the Administrative Agent may have about the Borrower or about any matter relating to the facilities described in this Term Sheet to RBS Americas, N.A., or any of its subsidiaries or affiliates or their successors, or to any one or more purchasers, potential purchasers, co-lenders, participants or assignees of facilities described in this letter. The Borrower agrees that the Administrative Agent may at any time sell, assign or transfer one or more interests or participations in all or any part of its rights and obligations in the facilities described in this letter to one or more purchasers whether or not related to the Administrative Agent.

Other:	This Summary of Proposed Terms and Conditions is intended only as an outline of certain of the material terms of the Senior Credit Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions that would be contained in definitive documentation for the Senior Credit Facilities contemplated hereby.

Exhibit (b)(2)

BDC CAPITAL

500 Edgewater Drive, Suite 555, Wakefield, MA 01880

(781) 928-1100 • Fax (781) 928-1101

www.bdcnewengland.com

November 29, 2012

Mr. Arthur Hicks

President and Chief Operating Officer

Cybex International, Inc.

10 Trotter Drive

Medway, MA 02053

Re:    Mezzanine Investment

Dear Art:

Please be advised that Massachusetts Business Development Corporation (“MassBusiness”), the manager of MB Capital Fund III, LLC (MB Capital) and Massachusetts Capital Resource Company (“MCRC”), the “Investors” are committing up to an $8,000,000 mezzanine investment to Cybex International, Inc. (the “Company” or “Issuer”) under the terms and conditions set forth below.

Amount:	$8,000,000 of subordinated debt. This co- investment amount will be shared with MCRC having an investment of $5,000,000 (62.5%) and MB Capital having a $3,000,000 (37.5%) investment on the same terms and conditions. All fees and warrants to be divided on a pro rata basis.

Purpose:	Assist in the “taking private” transaction with management.

Fixed Interest Component:	11% per annum payable monthly in arrears.

Commitment Fee:	A commitment fee of $40,000 is due upon the signing of this letter.

Guarantors:	The mezzanine investment will be guaranteed by each existing and future direct and indirect subsidiary of the Borrower.

Term:	Six years.

Repayment:	Interest only at 11% for thirty-six months followed by combined principal payments of $166,667 plus interest monthly for 36 months with a balloon payment of $2,000,000 due at the maturity date of the note(s).

Security:	Second lien position on all business assets including accounts receivable, inventory, real estate, equipment, patents, tradenames and trademarks subject to the prior lien of the senior lender. In addition, the Investors will be granted a second position/pledge behind the senior lender(s) in the issued and outstanding stock of the Company and all the outstanding equity interests of all subsidiaries of the Company/Borrower.

Prepayment:	The investment may be repaid at any time. There will be a prepayment penalty on the outstanding balance of the investment of 12% in year 1, 5% in year 2, 2.5% in year three, 1.5% in year 4. There is no prepayment penalty after year 4.

Warrants:	The Investors will have the right to purchase shares of the Issuers’ common stock up to 8% of the Company’s fully diluted ownership at the same price which the selling shareholders receive at closing. The warrants are exerciseable at the sole option of the Investors at any time for ten years following the closing. The warrants would have anti-dilution protection and piggy back registration rights. Put/call provision satisfactory to both parties.

Insurance:	The Company shall be required to maintain adequate hazard insurance naming the Investors as loss payees behind the senior lender until the full repayment of the investment. The amount of hazard insurance would be sufficient to cover all senior debt as well as the amount of this subordinated debt. In addition, product liability insurance at a minimum $25 million level must be in effect at all times.

Reporting:	Audit quality financial statements prepared by an accounting firm acceptable to the Investor shall be required within 120 days of the Company’s fiscal year end. Internally generated interim financial statements shall be due within 30 days of month end. Annual projections are due by November 30th of each year.

Covenants:	Mutually agreed upon financial covenants consistant with financial instruments of this nature. Covenants will include, but are not limited to, restrictions on senior bank debt, lease obligations and other indebtedness that could impact the Subordinated Notes, liquidity, and debt service capacity. Other restrictions would include changes to the executive management team, reasonable and customary levels of compensation to executive management and dividend and distribution limitations. MCRC and MB Capital would have observer rights at all meetings of the Board of Directors.

Legal Fees:	All legal fees incurred by the Investors in connection with the investment, whether or not a closing occurs, shall be paid by the Company and legal documentation will be prepared under the laws of the Commonwealth of Massachusetts.

Subject to:	Final closing and funding of this investment is subject to satisfaction of the following items acceptable to the Investors:

•      Completion of lnvestor due diligence to include a comprehensive review of all books and records, product liability coverage, financial statements, detailed projections, cash flow, debt service forecasts.

• No material or adverse change in the condition or prospects of the Company.
• Final negotiation and legal documentation of the Investment, including an inter-creditor agreement with the senior lender.

If the terms and conditions of this commitment are acceptable to you, please execute and return the original copy of this letter with the aforementioned commitment fee. Should you have any questions, please do not hesitate to call either one of us. Unless accepted, this commitment will expire on December 12, 2012.

Sincerely,

Massachusetts Business Development Corporation	Massachusetts Capital Resource Company

Manager of MB Capital Fund III, LLC

By:	/s/ Thomas F. Lee	By:	/s/ Ben Bailey
	Thomas F. Lee		Ben Bailey, III
	Director of Private Equities		Vice President

Agreed to and accepted this 10 day of December 2012.

Cybex International, Inc.

By:	/s/ Arthur Hicks

Name:	Arthur Hicks
Title:	President

Fairness Analysis
Presentation to the Special Committee of the Board of Directors of
Cybex International, Inc.
September 27, 2012
Confidential - DRAFT
Exhibit (c)(3)
The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us.
Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.

2
Duff & Phelps Disclaimer
The following pages contain material that is being provided by Duff & Phelps, LLC (“Duff & Phelps”) to the Special Committee (the “Special Committee”) of
the Board of Directors (the “Board of Directors”) of Cybex International, Inc. (the “Company” or “Cybex”) in connection with the contemplated transaction described herein (the “Proposed Transaction”).
The accompanying material was compiled on a confidential basis for the sole use of the Special Committee and is not to be distributed to any other party or publicly disclosed without the written consent of Duff & Phelps.
The information utilized in preparing this presentation was obtained from the Company and public sources.  Any estimates and projections contained herein have been prepared by the senior management of the Company (“Management”) and involve numerous and significant subjective determinations, which may or may not prove to be correct.  No representation or warranty, expressed or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future. Duff & Phelps did not attempt to independently verify such information.
These materials are not intended to represent an opinion but rather to serve as discussion materials for the Special Committee to review and as a basis upon which  Duff & Phelps may render an opinion.
An opinion i) would not address the merits of the underlying business decision of the Special Committee or the Board of Directors to enter into the
Proposed Transaction; ii) would not constitute a recommendation to the Special Committee, the Board of Directors or any committee thereof, the shareholders of the Company, respectively, or any other person as to how such person should vote or as to any other specific action that should be taken in connection with the Proposed Transaction; and iii) would not create any fiduciary duty on Duff & Phelps’ part to any party.
Because this material was prepared for use in the context of an oral presentation to the Special Committee, which is familiar with the business and affairs of the Company, Duff & Phelps does not take any responsibility for the accuracy or completeness of any of the material if used by persons other than the
Special Committee.
No selected company or selected transaction used in our analysis is directly comparable to the Company or the Proposed Transaction.
Confidential - DRAFT

3
Table of Contents
1. Executive Summary
2. Trading Analysis
3. Valuation Analysis
Appendix
1. Historical Financial Information
2. Selected Public Company Analysis
3. Supplemental Valuation Analysis
4. Assumptions, Qualifications, and Limiting Conditions
Confidential - DRAFT

Executive Summary 1.

5
Executive Summary
Purpose of Engagement
Cybex has engaged Duff & Phelps on behalf of, and to serve as an independent financial advisor to, the Special Committee of the Board of Directors of
the Company (solely in its capacity as such) and to provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the Public
Stockholders (as defined in the Merger Agreement to which reference is made herein) of the Common Stock, par value $ per share (the “Common
Stock”), of the Company of the consideration to be received by such Public Shareholders in the contemplated transaction described below (without giving effect to any impact of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).
Proposed Transaction
It is Duff & Phelps’ understanding that the Proposed Transaction involves the merger of a newly formed wholly-owned subsidiary of , a New
Jersey corporation (“Parent”), with and into the Company, with the Company as the surviving corporation, pursuant to which each outstanding share of the
Common Stock held by the Public Stockholders will be converted into the right to receive $[2.25] per share in cash (the “Per Share Merger
Consideration”). The terms and conditions of the Proposed Transaction are more fully set forth in the Merger Agreement (as defined herein).
Confidential - DRAFT

6
Executive Summary
Transaction Overview
The enterprise value of the Company implied by the terms of the Proposed Transaction based on a preliminary, non-binding, oral offer of $2.25 per share are presented in the table below
Confidential - DRAFT
Proposed Transaction Summary
($ in thousands, except per share values)
Offer Price per Share $2.25
Common Shares Issued and Outstanding 17,143,050
Common Equity Value $38,572
Plus: Debt
1
21,286
Plus: Other Liabilities²
1,780
Plus: Intrinsic Value of Options and Warrants 602
Plus: Working Capital Deficiency 4,595
Less: Excess Cash
1,3
(2,687)
Less: Present Value of NOL tax Asset (3,398)
Less: Non-Operating Assets
4
(394)
Implied Enterprise Value
$60,355
Implied Multiples
LTM Sales
5
$144,614 0.42x
LTM EBITDA
5,6
$11,629 5.2x
2012 EBITDA
6
$11,668 5.2x
3-yr Average EBITDA
6
$8,697 6.9x
LTM EBIT
5,6
$7,034 8.6x
2012 EBIT
6
$6,970 8.7x
8/12 Book Value $19,084 3.2x
LTM EPS
5,6
$0.14 16.5x
2012 EPS
6
$0.19 11.9x
3-yr Average EPS
6
$0.06 35.7x
Premium Over Current Stock Price
7
$1.45 55.2%
1
Per August 31, 2012 balance sheet including $114k of accrued interest
2
Includes an interest rate swap liability of $1.0M, property TIF liability of $0.4M and $0.4M present value of remaining production liability settlement payments
3
Cash and equivalents of $4.0M less customer deposits of $1.3M
4
Appraised value of vacant land per appraisal dated December 9, 2011 less transaction costs of $50 thousand
5
Latest twelve months as of June 30, 2012
6
Excludes forecasted public company costs
7
Price as of September 25, 2012

7
Executive Summary
Current Equity Capitalization Summary
The table below represents the ownership structure of the Company as of September 25, 2012
UM Holdings Ltd. together with its Co-Founders and Chief Financial Officer are the largest group of shareholders of the Company and together own
49.34% of the common stock of the Company
Confidential - DRAFT
Capitalization Table
Common % of
Top 10 Institutional Holders Share Held Outstanding
Grace & White, Inc. 1,481,232 8.64%
Symphonia SGR 556,732 3.25%
Dimensional Fund Advisors LP 501,592 2.93%
U.S. Bankcorp Asset Management, Inc. 259,626 1.51%
Renaissance Technologies Corp. 220,200 1.28%
Bridgeway Capital Management 75,100 0.44%
Citizens Investment Management Services 75,000 0.44%
Veritable LP 65,000 0.38%
Spark Group 70,800 0.41%
The Glenmede Trust Company, N.A. 44,346 0.26%
Top 10 Institutional Holders 3,349,628 19.54%
Other Public Investors 5,159,126 30.09%
Total Public Float 8,508,754 49.63%
Common % of
Insider Holdings Share Held Outstanding
UM Holdings Ltd. 6,931,328 40.43%
Joan Carter 757,192 4.42%
John Aglialoro 755,149 4.40%
Jerry Lee 45,346 0.26%
James Carll 44,346 0.26%
Harvey Morgan 23,485 0.14%
Robert Smyth 23,256 0.14%
Art Curtis 16,667 0.10%
Arthur Hicks 15,346 0.09%
John McCarthy 10,518 0.06%
Edward Kurzontkowski 5,815 0.03%
Raymond Giannelli 5,698 0.03%
Edward Pryts 150 0.00%
Insider Holdings 8,634,296 50.37%
Total Common Shares Issued and Outstanding 17,143,050 100.00%
3 Month Average Daily Volume 18,658 0.11%
Source: CapitalIQ

8
Executive Summary
Scope of Analysis
Reviewed the following documents:
– The Company’s annual reports and audited financial statements on Form 10-K filed with the Securities and Exchange Commission (“SEC”) for the years ended 2007 through 2011 and the Company’s unaudited interim financial statements for the six months ended June 30, 2012 included in the
Company’s Form 10-Q filed with the SEC;
– Unaudited financial information for the Company for the eight months ended on or around August 31, 2012;
– Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to us by Management;
– A letter dated from Management which made certain representations as to historical financial statements, financial projections and the underlying assumptions, and a pro forma schedule of assets and liabilities (including identified contingent liabilities) for the Company (the
“Management Representation Letter”);
– Documents related to the Proposed Transaction, including the draft dated July 23, 2012 of the Agreement and Plan of Merger by and among Parent,
Merger Corp., a New York corporation, and the Company , a New Jersey corporation (the “Merger Agreement”); and
– Financing documents including ;
Confidential - DRAFT
In connection with this report, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances.  Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.  Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this report included, but were not limited to, the items summarized below:

9
Executive Summary
Scope of Analysis (continued)
Discussed the information referred to above and the background and other elements of the Proposed Transaction with Management;
Reviewed the historical trading price and trading volume of the Company’s common stock, and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.
Confidential - DRAFT

10
Executive Summary
Conclusion
Duff & Phelps estimated the enterprise value of the Company using a discounted cash flow analysis and selected public company / M&A transaction analysis
Duff & Phelps added the Company’s non-operating assets and subtracted net debt, other liabilities, and the fair market value of management options from enterprise value to estimate the value of the Company’s common stock
We then compared our concluded value range to the cash merger consideration of [$2.25] per share
Valuation Summary
Confidential - DRAFT
$2.00 $2.25 $2.50 $2.75 $3.00 $3.25
Concluded Valuation Range
Selected Public Company / M&A
Transaction Analysis
Discounted Cash Flow Analysis
$2.40
$3.16
$2.44
$2.78
$2.61
$2.31
$2.21
$2.94
$2.71
$2.25/share Current Offer

Trading Analysis 2.

Trading Analysis
Common Stock Overview
Confidential - DRAFT
Cybex - Common Stock Overview
Stock Price as of September 25, 2012 $1.45
52-Week Average Closing Price $1.41
52-Week High Closing Price (4/19/2012) $2.97
52-Week Low Closing Price (12/28/2011) $0.40
104-Week Average Closing Price $1.16
104-Week High Closing Price (4/19/2012) $2.97
104-Week Low Closing Price (12/28/2011) $0.40
Total Shares Outstanding 17,143,050
Public Float Shares 8,508,754
Public Float % 49.6%
52-Week Average Trading Volume 60,243
52-Week Average Trading Volume / Public Float 0.7%
104-Week Average Trading Volume 52,387
104-Week Average Trading Volume / Public Float 0.6%
Source: Bloomberg, SEC Filings, and Capital IQ
As of August 6, 2012, Cybex had 17,143,050 shares of common stock outstanding.
Shares of Cybex common stock trade on the NASDAQ Global Market stock exchange.
Cybex is covered by one analyst - Sidoti & Company, LLC.

Share Price
Volume (thousands)
9/25/07
1/25/08
5/25/08
9/25/08
1/25/08
5/25/09
9/25/10
1/25/10
5/25/10
9/25/10
1/25/11
5/25/11
9/25/11
1/25/12
5/25/12
9/25/12

DUFF & PHELPS

Trading Analysis
Confidential - DRAFT
5-Year Stock Price Trading History
Cybex - Trading History
September 25, 2007 to September 25, 2012
February 6, 2012
pay to the plaintiff, net of insurance,
approximately $19.5 million
December 8, 2010
Reported that a $66 million jury verdict
has been rendered in the product liability
litigation, Barnhard versus Cybex
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
$0.00
$1.00
$2.00
$3.00
$4.00
$5.00
$6.00
Volume Cybex Stock Price
Reached a settlement in litigation, Barnhard vs
Cybex. Pursuant to the settlement, Cybex will

Share Price
Volume (thousands)
9/25/11
10/25/11
11/25/11
12/25/11
1/25/12
2/25/12
3/25/12
4/25/12
5/25/12
6/25/12
7/25/12
8/25/12
9/25/12

DUFF&PHELPS

Trading Analysis
1-Year Stock Price Trading History
Confidential - DRAFT
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
$0.00
$0.50
$1.00
$1.50
$2.00
$2.50
$3.00
$3.50
Cybex - Trading History
Volume Cybex Stock Price
April 20, 2012
Reported net sales of $37 million versus $31
million the prior year but issued lower guidance
for the second quarter
September 25, 2011 to September 25, 2012
February 6, 2012
Reached a settlement in litigation, Barnhard vs
Cybex. Pursuant to the settlement, Cybex will
pay to the plaintiff, net of insurance,
approximately $19.5 million
July 24, 2012
Reported net sales of $31 million versus $33
million the prior year

Share Price
Volume (thousands)
6/25/12
7/2/12
7/9/12
7/16/12
7/23/12
7/30/12
8/6/12
8/13/12
8/20/12
8/27/12
9/3/12
9/10/12
9/17/12
9/24/12

DUFF&PHELPS

Trading Analysis
Confidential - DRAFT
3-Month Stock Price Trading History
0
100
200
300
400
500
600
700
800
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40
$1.60
$1.80
$2.00
Cybex - Trading History
Volume Cybex Stock Price
June 25, 2012 to September 25, 2012
July 24 , 2012
Reported net sales of $31 million versus $33
million the prior year

Valuation Analysis 3.

Valuation Analysis
Methodologies
Discounted Cash Flow Analysis
– Duff & Phelps considered financial projections as provided by Management for the years ending December 31, 2012-2016
– Duff & Phelps performed a discounted cash flow analysis of the projected free cash flows of the Company
– Free cash flow is defined as cash generated by the business that is available to either reinvest or to distribute to security holders
– Projected free cash flows are discounted to the present using a discount rate which reflects their relative risk
– The discount rate is equivalent to the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles
– Beyond the projection period, Duff & Phelps estimated the “terminal value” using a perpetuity formula
Market Multiples Analysis
– Duff & Phelps reviewed the current trading multiples of publicly traded companies in the leisure equipment and products industry that were determined to be relevant in its analysis
– Analyzed the peer group’s trading multiples of enterprise value (“EV”) to their respective EBITDA and revenue. EV is calculated as the sum of the equity capitalization (shares outstanding multiplied by the current stock price) and net indebtedness
– Reviewed deal multiples of M&A transactions involving target companies in the leisure equipment and products industry
Confidential - DRAFT

Valuation Analysis
Historical Financial Performance
Presented as reported including public company costs
Confidential - DRAFT
Historical Financial Performance
($ in thousands)
2003A 2004A 2005A 2006A 2007A 2008A 2009A 2010A 2011A 6/12 LTM 8/12 LTM 3yr CAGR 5yr CAGR
Total Sales $90,480 $103,421 $114,646 $126,924 $146,503 $147,929 $120,474 $122,961 $140,130 $144,614 $144,173 (1.8%) 2.0%
Growth 14.3% 10.9% 10.7% 15.4% 1.0% -18.6% 2.1% 14.0% 8.9% NA
Gross Profit
1
$33,751 $40,369 $43,861 $48,955 $53,548 $51,527 $39,782 $48,107 $53,529 $52,516 $52,030
Margin 37.3% 39.0% 38.3% 38.6% 36.6% 34.8% 33.0% 39.1% 38.2% 36.3% 36.1%
EBITDA
2
$5,502 $10,585 $10,981 $13,178 $12,501 $10,722 $3,719 $7,431 $12,937 $10,961 $10,610 6.5% (0.4%)
Margin 6.1% 10.2% 9.6% 10.4% 8.5% 7.2% 3.1% 6.0% 9.2% 7.6% 7.4%
Growth 92.4% 3.7% 20.0% -5.1% -14.2% -65.3% 99.8% 74.1% 8.0% NA
Net Income
2
($1,761) $3,225 $61 $20,054 $9,754 $2,159 ($2,437) $420 $4,087 $1,947 $2,226
Margin -1.9% 3.1% 0.1% 15.8% 6.7% 1.5% -2.0% 0.3% 2.9% 1.3% 1.5%
Earnings Per Share
2
($0.23) $0.24 $0.00 $1.18 $0.55 $0.16 ($0.14) $0.02 $0.24 $0.11 $0.13 14.5% (27.3%)
Capital Expenditures $572 $2,147 $4,220 $4,151 $24,947 $7,436 $613 $2,240 $3,073 $3,590 NA
as % of Sales 0.6% 2.1% 3.7% 3.3% 17.0% 5.0% 0.5% 1.8% 2.2% 2.5% NA
Net Working Capital $18,471 $13,473 $16,648 $18,558 $16,671 $14,964
as % of Sales 12.5% 11.2% 13.5% 13.2% 11.5% 10.4%
1
Excludes depreciation and amortization
2
Excludes one-time costs associated with product liability defense and settlement
Source: Audited financials and Management

Valuation Analysis
Historical Financial Performance YTD June
Presented as reported including public company costs
Confidential - DRAFT
YTD Historical Financial Performance
($ in thousands)
YTD Jun '10 YTD Jun '11 YTD Jun '12 YTD Aug '11 YTD Aug '12 LTM Jun '11 LTM Aug '12
Total Sales $53,788 $63,575 $68,059 $82,966 $87,009 $144,614 $144,173
Growth 18.2% 7.1% 4.9% 8.9%
EBITDA
1
$1,520 $4,236 $2,259 $5,326 $2,998 $10,961 $10,610
Margin 2.8% 6.7% 3.3% 6.4% 3.4% 7.6% 7.4%
Growth 178.7% -46.7% -43.7% 8.0% NA
Net Income
1
($1,109) $1,467 ($674) $915 ($946) $1,947 $2,226
Margin -2.1% 2.3% -1.0% 1.1% NM 1.3% 1.5%
Earnings Per Share ($0.06) $0.09 ($0.04) $0.05 ($0.06) $0.11 $0.13
1
Excludes one-time costs associated with product liability defense and settlement
Source: Audited financials and Management
1

Valuation Analysis
Financial Performance Summary
Presented as reported including public company costs
Source: Management, SEC Filings
Confidential - DRAFT
$90.5 $103.4 $114.6 $126.9 $146.5 $147.9 $120.5 $123.0 $140.1 $144.6 $144.2
$5.5
$10.6
$11.0
$13.2
$12.5
$10.7
$3.7
$7.4
$12.9
$11.0
$10.6
$0
$2
$4
$6
$8
$10
$12
$14
$16
$18
$20
$0
$20
$40
$60
$80
$100
$120
2003A 2004A 2005A 2006A 2007A 2008A 2009A 2010A 2011A 6/12 LTM 8/12 LTM
Historical Sales and EBITDA
($ in millions)
$140

Valuation Analysis
Discounted Cash Flow Analysis
Duff & Phelps considered financial projections as provided by the Management for the years ending December 31, 2012-2016
The following assumptions were used in the discounted cash flow analysis:
– Revenue growth of 3.5% in 2012 trending down to 3.0% growth by 2016 and remaining at 3.0% through 2021
– EBITDA margin increases from 8.0% in 2012 to 10.5% by 2016 as a result of leveraging the Company’s relatively fixed cost structure over increasing revenues
– Capital expenditures average 2.4% of revenues over the projection period ending 2021
– Beyond the projection period, Duff & Phelps estimated the “terminal value” using a perpetuity formula and assuming a 3.0% terminal growth rate
– Duff & Phelps discounted the resulting free cash flows and terminal value using a weighted average cost of capital range of 12.75% to 14.25% with a midpoint of 13.50%
Confidential - DRAFT

Valuation Analysis
Discounted Cash Flow Summary
Confidential - DRAFT
Discounted Cash Flow Analysis
($ in thousands)
Management Projections
8/12 LTM 2012P 2013P 2014P 2015P 2016P 2021P CAGR
Sales $144,614 $145,000 $150,000 $155,000 $160,000 $164,800 $191,048 3.1%
Growth NA 3.5% 3.4% 3.3% 3.2% 3.0% 3.0%
EBITDA
11,278 11,668 13,333 14,044 15,912 17,357 20,015 4.5%
EBITDA Margin 7.8% 8.0% 8.9% 9.1% 9.9% 10.5% 10.5%
4 months
Earnings Before Interest and Taxes
2
$7,361 $10,988 $11,127 $12,424 $13,298 $15,779
Pro Forma Taxes @ 41.7% (3,070) (4,582) (4,640) (5,181) (5,545) (6,580)
Net Operating Profit After Tax 4,292 6,406 6,487 7,243 7,753 9,199
Tax Depreciation 863 2,345 2,917 3,488 4,059 4,237
Capital Expenditures
(416) (4,000) (4,000) (4,000) (4,000) (4,662)
(Increase) Decrease in Working Capital
3
(123) (1,309) (208) (626) (583) (752)
Free Cash Flow $4,615 $3,442 $5,196 $6,105 $7,229 $8,023
Terminal Growth Rate 3.00% 3.00% 3.00%
Weighted Average Cost of Capital 14.25% 13.50% 12.75%
$59,750 $63,750 $68,500
Implied Enterprise Value Multiples
LTM Sales
1,4
$144,614 0.41x 0.44x 0.47x
LTM EBITDA
1,4
$11,629 5.1x 5.5x 5.9x
2012 EBITDA
1
$11,668 5.1x 5.5x 5.9x
2013 EBITDA
1
$13,333 4.5x 4.8x 5.1x
LTM EBIT
1,4
$7,034 8.5x 9.1x 9.7x
2012 EBIT
1
$6,970 8.6x 9.1x 9.8x
2013 EBIT
1
$8,020 7.5x 7.9x 8.5x
1
Excludes forecasted public company costs
2
EBITDA less tax depreciation expense
3
Based on normalized August 31, 2012 working capital
4
Latest twelve months as of June 30, 2012
Concluded Enterprise Value Range (Rounded)
1

Valuation Analysis
Selected Public Company Analysis
– Eight companies are in the leisure equipment and products industry
–
Analyzed the LTM and projected revenue and EBITDA for each of the publicly traded companies.
Analyzed the peer group’s trading multiples of enterprise value (“EV”) to their respective EBITDA and revenue.
Selected M&A Transaction Analysis
Duff & Phelps selected merger and acquisition transactions involving target companies that Duff & Phelps determined to be relevant to its analysis. Duff & Phelps computed the LTM EBITDA for each of the target companies (where publicly disclosed).  Duff & Phelps then calculated the implied enterprise value for each transaction to the target’s respective revenue and EBITDA.
Duff & Phelps selected sixteen precedent transactions.
Selected Public Company / M&A Transaction Analysis
Duff & Phelps analyzed a number of factors in comparing the Company to the selected public companies and the targets in the selected M&A transactions, including historical and forecasted growth in sales and profits, profit margins and other characteristics that we deemed relevant.
Rather than applying the average or median multiple from the public company set, Duff & Phelps selected multiples that reflect the Company’s size, growth outlook, profit margins, sales mix, and other characteristics relative to the group.
Based on our review of publicly available information, none of the companies utilized for comparative purposes in the following analysis are directly comparable to the Company, and none of the transactions utilized for comparative purposes in the following analysis are directly comparable to the Proposed
Transaction. Duff & Phelps does not have access to nonpublic information of any of the companies used for comparative purposes. Accordingly, a complete valuation analysis of the Company and the Proposed Transaction cannot rely solely upon a quantitative review of the selected companies and selected transactions, and involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies and targets, as well as other factors that could affect their value relative to that of the Company.  For example, the Company is not directly comparable to the
Selected Public Companies and target companies in the Selected M&A Transactions Analysis given certain characteristics including the Company’s small size, its geographic concentration, customer concentration, and recent performance declines. Therefore, the Selected Public Companies / Selected M&A
Transactions Analysis is subject to certain limitations.
Confidential - DRAFT
Duff & Phelps reviewed the current trading multiples of thirteen publicly traded companies split into two groups that were determined to be relevant in its analysis
Five companies in the office and capital equipment manufacturing industry due to the similarities to Cybex in costs/margins as well as customer purchasing habits.

Valuation Analysis
Selected Public Company Analysis – Financial Performance Summary
Confidential - DRAFT
Selected Public Company Analysis
Company Information Revenue Growth EBITDA Growth EPS Growth EBITDA Margin EBIT Margin
Gross Margin
1
Company Name
3-YR
CAGR
LTM 2012 2013
3-YR
CAGR
LTM 2012 2013
3-YR
CAGR
LTM 2012 2013 LTM 2012 2013 LTM 2012 2013
3 - Yr
Avg.
LTM
Tier 1
Accell Group NV
NA   NA   NA   10.3% NA   NA   NA   17.7% NA   NA   NA   8.6% NA   6.8% 7.2% NA   5.7% 6.1% NA   NA
Amer Sports Corp.
6.1% 8.0% 7.2% 5.6 18.1% 1.6% 1.3% 17.0 39.4% 1.2% -0.1% 29.6 8.6% 8.6 9.5 6.6% 6.7 7.7 42.2% 43.8%
Brunswick Corporation
-7.3 2.2 2.2 6.6 8.0 14.6 8.5 19.1 NM   NM   51.1 17.2 8.5 9.1 10.1 5.9 6.6 7.8 18.6 23.7
Callaway Golf Co.
-7.4 -3.0 -4.1 3.5 NM   NM   NM   NM   NM   NM   NM   NM   0.0 -1.6 6.0 -4.3 -6.1 1.4 37.8 36.4
Escalade Inc.
-3.3 7.3 NA   NA   NM   8.7 NA   NA   NM   15.1 NA   NA   9.8 NA   NA   6.7 NA   NA   30.3 30.2
Johnson Health Tech Co., Ltd.
4.2 16.4 16.5 13.9 40.3 21.4 26.7 20.5 NM   -11.0 33.6 24.7 9.4 10.9 11.6 6.1 7.9 8.2 45.6 45.7
Johnson Outdoors Inc.
-1.1 2.4 NA   NA   19.9 10.2 NA   NA   NM   225.9 -69.4 50.5 7.4 NA   NA   4.9 NA   NA   39.1 39.7
Nautilus Inc.
-14.0 7.4 5.1 8.9 22.5 NM   54.2 42.7 NM   NM   212.5 42.0 5.3 6.0 7.9 3.6 3.8 5.7 46.7 44.0
Mean -3.3% 5.8% 5.4% 8.1% 21.7% 11.3% 22.7% 23.4% 39.4% 57.8% 45.6% 28.8% 7.0% 6.6% 8.7% 4.2% 4.1% 6.1% 37.2% 37.7%
Median -3.3% 7.3% 5.1% 7.8% 19.9% 10.2% 17.6% 19.1% 39.4% 8.2% 33.6% 27.1% 8.5% 7.7% 8.7% 5.9% 6.1% 6.9% 39.1% 39.7%
Tier 2
Herman Miller Inc.
1.9% -0.6% 5.6% 7.9% -2.2% -1.9% 7.3% 15.8% -4.9% -8.8% 14.4% 23.8% 10.1% 10.6% 11.4% 7.9% 8.5% 9.5% 33.1% 34.2%
John Bean Technologies Corporation
-2.4 -3.8 -0.4 3.9 -4.0 -17.6 5.4 6.8 -6.7 -23.4 8.5 7.1 8.9 9.7 10.0 6.3 7.2 7.6 25.9 24.6
Knoll Inc.
-6.3 -2.3 -3.1 7.2 -13.8 -7.2 -6.8 15.9 -13.9 27.7 -7.3 17.1 11.3 11.4 12.4 9.5 10.0 10.7 33.0 32.6
Standex International Corp.
1.5 9.2 12.7 7.0 13.9 10.3 15.8 11.8 40.5 18.3 2.7 14.3 11.8 12.1 12.7 9.7 9.8 10.5 32.5 32.9
Steelcase Inc.
-4.8 7.4 4.3 5.6 -2.7 6.6 14.6 22.4 11.3 23.3 33.7 34.0 6.9 7.4 8.5 4.9 5.4 6.6 30.1 30.5
Mean -2.0% 2.0% 3.8% 6.3% -1.8% -2.0% 7.3% 14.6% 5.2% 7.4% 10.4% 19.3% 9.8% 10.3% 11.0% 7.7% 8.2% 9.0% 30.9% 30.9%
Median -2.4% -0.6% 4.3% 7.0% -2.7% -1.9% 7.3% 15.8% -4.9% 18.3% 8.5% 17.1% 10.1% 10.6% 11.4% 7.9% 8.5% 9.5% 32.5% 32.6%
Aggregate High
6.1% 16.4% 16.5% 13.9% 40.3% 21.4% 54.2% 42.7% 40.5% 225.9% 212.5% 50.5% 11.8% 12.1% 12.7% 9.7% 10.0% 10.7% 46.7% 45.7%
Aggregate Low -14.0% -3.8% -4.1% 3.5% -13.8% -17.6% -6.8% 6.8% -13.9% -23.4% -69.4% 7.1% 0.0% -1.6% 6.0% -4.3% -6.1% 1.4% 18.6% 23.7%
Aggregate Mean
-2.7% 4.2% 4.6% 7.3% 10.0% 4.7% 14.1% 19.0% 10.9% 29.8% 28.0% 24.4% 8.2% 8.3% 9.8% 5.7% 5.9% 7.4% 34.6% 34.9%
Aggregate Median
-2.9% 4.9% 4.7% 7.0% 10.9% 7.7% 8.5% 17.3% 3.2% 15.1% 11.4% 23.8% 8.8% 9.1% 10.0% 6.2% 6.7% 7.7% 33.1% 33.5%
Cybex - Mgmt Forecast
-1.8% 8.9% 3.5% 3.4% 6.1% 7.5% -14.2% 14.3% 16.0% NA   -29.8% 26.5% 8.0% 8.0% 8.9% 4.9% 4.8% 5.3% 34.0% 33.9%
Note: Cybex historical performance and management forecast excludes public company costs; LTM for Cybex as of 6/30/2012
1
LTM = Latest Twelve Months
CAGR = Compounded Annual Growth Rate
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
Source: Bloomberg, Capital IQ, Company filings
September 25, 2012
Gross Margin includes depreciation

Valuation Analysis
Confidential - DRAFT
0.32
Mean 84.7% $799 1.6x 2.8x 14.6x 13.8x 17.2x 7.9x 8.0x 6.8x 11.5x 10.2x 0.64x 0.65x
Median
85.3% $499 1.2x 2.0x 14.6x 14.5x 16.8x 6.7x 8.8x 7.7x 10.0x 9.7x 0.57x 0.59x
Tier 2
Herman Miller Inc.
$19.49 82.1% $1,201 4.2x 11.3x 15.4x 12.7x 7.9x 6.9x 6.2x 5.4x 8.8x 7.7x 0.70x 0.66x
John Bean Technologies Corporation
16.65 92.3 595 3.6 15.2 12.1 12.4 3.9 7.2 6.4 6.0 10.2 8.7 0.65 0.62
Knoll Inc.
13.72 79.1 846 4.0 NM  NA  18.9 9.6 8.5 8.3 7.2 10.1 9.5 0.96 0.95
Standex International Corp.
44.86 96.7 573 1.7 4.6 13.8 12.4 5.2 7.6 6.6 5.9 9.3 8.2 0.90 0.80
Steelcase Inc.
9.48 90.3 1,324 NA  2.4 NA  NA  19.4 6.8 6.3 5.1 9.5 8.5 0.47 0.46
Mean
88.1% $908 3.4x 8.4x 13.8x 14.1x 9.2x 7.4x 6.8x 5.9x 9.6x 8.5x 0.74x 0.70x
Median 90.3% $846 3.8x 8.0x 13.8x 12.5x 7.9x 7.2x 6.4x 5.9x 9.5x 8.5x 0.70x 0.66x
Aggregate High
98.6% $2,247 4.2x 15.2x 23.8x 19.6x 29.6x 12.2x 9.8x 8.4x 18.7x 13.3x 1.14x 1.05x
Aggregate Low 68.9% $60 0.7x 1.0x 6.6x 9.3x 3.9x 5.8x 5.2x 3.7x 8.5x 7.7x 0.32x 0.32x
Aggregate Mean 86.0% $841 2.2x 4.8x 14.3x 13.9x 13.9x 7.7x 7.4x 6.4x 10.6x 9.5x 0.68x 0.67x
Aggregate Median
85.4% $595 1.7x 3.2x 13.8x 13.6x 11.2x 7.1x 6.5x 6.0x 9.7x 8.7x 0.63x 0.62x
Cybex - Mgmt Forecast $1.45 48.8% $44 1.3x 1.3x 7.1x 7.7x 5.0x 3.8x 3.8x 3.3x 6.0x 6.3x 0.30x 0.30x
September 25, 2012
Note: Cybex historical performance and management forecast excludes public company costs; LTM for Cybex as of 6/30/2012
LTM = Latest Twelve Months
Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Minority Interest) - (Cash & Equivalents)
EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization
EBIT = Earnings Before Interest and Taxes
Source: Bloomberg, Capital IQ, Company filings
Selected Public Company Analysis
($ in millions, except per share data)
Company Information Market Data Common Stock as a Multiple of Enterprise Value As Multiple Of
Company Name
Stock
Price
% of 52-
Wk High
Enterprise
Value
Book
Value
Tang.
BV
LTM
EPS
2012
EPS
3-Yr Avg.
EBITDA
LTM
EBITDA
2012
EBITDA
2013
EBITDA
LTM
EBIT
2012
EBIT
LTM
Revenue
2012
Revenue
Tier 1
Accell Group NV
$16.78 71.5% $603 1.2x 2.0x NA  9.3x NA  NA  8.8x 7.5x NA  10.5x NA  0.60x
Amer Sports Corp.
13.61 97.0 2,206 1.7 5.8 15.9x 14.8 12.8x 10.1x 9.8 8.4 13.1x 12.7 0.87x 0.84
Brunswick Corporation
23.10 85.4 2,247 NM  NM  17.5 14.4 23.5 7.1 6.5 5.4 10.3 8.9 0.61 0.59
Callaway Golf Co.
6.18 85.1 432 0.7 1.0 NM  NM  21.6 NM  NM  8.1 NM  NM  0.48 0.51
Escalade Inc.
5.46 90.6 78 0.8 1.5 10.3 NA  7.0 5.8 NA  NA  8.5 NA  0.57 NA
Johnson Health Tech Co., Ltd.
2.60 80.3 567 2.9 3.2 23.8 14.5 16.8 12.2 9.6 7.9 18.7 13.3 1.14 1.05
Johnson Outdoors Inc.
21.41 98.6 196 1.2 1.4 6.6 19.6 9.1 6.4 NA  NA  9.7 7.8 0.47 NA
Nautilus Inc.
2.46 68.9 60 2.2 4.7 13.3 9.8 29.6 6.0 5.2 3.7 8.9 8.3 0.32
Selected Public Company Analysis – Valuation Multiples Summary

Selected M&A Transaction Analysis
Duff & Phelps identified the following M&A transactions in the leisure equipment and products industry.
Though reviewed, Duff & Phelps did not deem any of the selected M&A transaction relevant to its analysis.
Valuation Analysis
Confidential - DRAFT
Selected M&A Transactions
($ in millions)
Date Target Buyer Business Description - Target
Enterprise
Value
LTM
Revenue
LTM
EBITDA
EBITDA
Margin
EV/ LTM
EBITDA
EV/ LTM
Revenue
6/21/2012 Senoh Corporation Mizuno Manufactures and sells hardware sports and exercise equipment $99.5 $120.8 NA NA NA 0.82x
6/13/2012 Cascade Helmets Holdings Bauer Performance Sports Designs, manufactures, and sells helmets and eyewear products for use in lacrosse and field hockey markets
$80.6 $21.9 $5.6 25.8% 14.3x 3.69x
4/3/2012 Raleigh Cycle Accell Group NV Designs, develops, manufactures, and sells bicycles $80.0 $255.3 NA NA NA 0.31x
3/18/2012 Adams Golf Taylor Made Golf Company Designs, assembles, and distributes golf clubs for various skill levels primarily in the United States and internationally
$70.4 $96.5 $7.3 7.6% 9.6x 0.73x
9/21/2011 Derby Cycle Pon Holding Germany GmbH Engages in the development, production, and sale of bicycles in
Germany and internationally
$285.0 $330.9 $27.7 8.4% 10.3x 0.86x
5/19/2011 Acushnet Company Fila Korea, Mirae Asset
Financial and others
Manufactures and markets golf balls, clubs, shoes, gloves, bags, outerwear, socks, and accessories
$1,225.0 $1,200.0 $121.7 10.1% 10.1x 1.02x
1/18/2011 Yes! Golf Adams Golf Manufactures and sells golf putters and accessories for professionals and amateur golfers
$1.5 $2.4 NA NA NA 0.63x
10/20/2010 Kasco Corporation Mamiya-OP Co. Provides golf equipment $28.4 $53.6 NA NA NA 0.53x
3/15/2010 Sports Supply Group Andell Holdings Manufacturers, markets, and distributes sporting goods equipment, physical education, and recreational and leisure products
$184.0 $256.5 $24.2 9.4% 7.6x 0.72x
1/13/2010 PBM Fitness Johnson Health Tech Engages in the design and manufacture of fitness equipment for various commercial facilities
$2.8 $0.5 NA NA NA NM
12/21/2009 Powabyke Metroelectric Designs, manufactures, and markets electrical bicycles, tricycles, and folders
$1.9 $1.0 NA NA NA 1.85x
7/15/2009 Iron Horse Bicycle Company Dorel Industries Inc. Manufactures and provides bicycles $5.2 $25.0 NA NA NA 0.21x
9/5/2008 Amer Sports Bulgaria Amer Sports Corp. Manufactures alpine and Nordic skis and snowboards $7.1 $7.1 NA NA NA 1.00x
8/25/2008 Skis Rossignol Chartreuse & Mont Blanc Designs and produces hard and soft goods for the winter and summer seasons
$50.8 $381.8 NA NA NA 0.13x
6/26/2008 PTI Sports Pacific Cycle, Inc. Engages in designing, manufacturing, and distributing bicycle parts, helmets, and other accessories
$28.1 $65.0 $5.0 7.7% 5.6x 0.43x
2/21/2008 Bauer Hockey Kohlberg & Company Designs, manufactures, and markets ice and roller hockey equipment, and fitness and recreational skates
$188.8 $160.0 NA NA NA 1.18x
Mean
11.5% 9.6x 0.94x
Source: Capital IQ
Median
8.9% 9.8x 0.73x

Valuation Analysis
Market Multiples Analysis – Selected Public Company/M&A Transaction Analysis Summary
Duff & Phelps analyzed a number of factors in comparing the Company to the selected public companies, including historical and forecasted growth in revenue and profits, profit margins and other characteristics that we deemed relevant.
Rather than applying the average or median multiple from the public company set, Duff & Phelps performed a thorough analysis of each public company and then selected multiples that reflect the Company’s size, growth outlook, profit margins, revenue mix, and other characteristics relative to the group.
The Company is significantly smaller in size on a revenue basis, has lower profit margins, and a lower earnings growth outlook than the median of the selected public companies.
Confidential - DRAFT
Selected Public Company / Transaction Analysis Summary
($ in thousands)
Enterprise Valuation Multiples Valuation Summary
Metric
Public Company
Median
Transaction
Median
Selected Multiple Range
Company
Performance
Enterprise Value Range
LTM EBITDA
1,2
5.8x - 12.2x 7.1x 9.8x
5.5x - 6.5x
$11,629 $63,960 - $75,589
2013P EBITDA
2
3.7x - 8.4x 6.0x
4.5x - 5.5x
$13,333 $59,999 - $73,332
LTM Sales
0.32x - 1.14x 0.63x 0.73x 0.45x - 0.55x $144,614 $65,076 - $79,538
Concluded Enterprise Value Range $63,000 - $76,250
Implied Enterprise Value Multiples
LTM Sales
1
$144,614 0.44x - 0.53x
LTM EBITDA
1,2
$11,629 5.4x - 6.6x
2012 EBITDA
2
$11,668 5.4x - 6.5x
2013 EBITDA
2
$13,333 4.7x - 5.7x
LTM EBIT
1,2
$7,034 9.0x - 10.8x
2012 EBIT
2
$6,970 9.0x - 10.9x
2013 EBIT
2
$8,020 7.9x - 9.5x
1
Latest twelve months as of June 30, 2012
2
Excludes forecasted public company costs
Public Company
Range
1

Valuation Analysis
Conclusion
Based on our discounted cash flow and market multiples
analyses, Duff & Phelps estimated the enterprise value of
the Company to range from $61.5 million to $72.5 million.
Duff & Phelps estimated the value of the common equity
per share in the range of $2.31 to $2.94 per share.
Confidential - DRAFT
Valuation Conclusion
($ in thousands, except per share values)
Low Mid High
Enterprise Value
Discounted Cash Flow Analysis $59,750 $63,750 $68,500
Selected Public Company Analysis 63,000 69,625 76,250
Enterprise Value Conclusion (rounded) $61,500 $66,750 $72,500
Plus: Cash and Equivalents
1,2
2,687 2,687 2,687
Plus: Present Value of NOL Tax Shield 3,280 3,398 3,525
Plus: After-Tax Value of Excess Real Property³
394 394 394
Less: Working Capital Deficiency (4,595) (4,595) (4,595)
Less: Debt
1,4
(21,286) (21,286) (21,286)
Less: Other long term liabilities
5
(1,412) (1,412) (1,412)
Less: PV of Settlement Payments
6
(362) (369) (375)
Aggregate Equity Value $40,206 $45,568 $51,439
Less: Value of Stock Options
7
(466) (598) (743)
Less: Value of Warrants
7
(166) (188) (213)
Common Equity Value $39,575 $44,782 $50,483
Shares Issued and Outstanding (000's) 17,143 17,143 17,143
Resulting Per Share Price $2.31 $2.61 $2.94
Proposed Transaction $2.25
Implied Multiples
LTM Sales
8
$144,614 0.43x 0.46x 0.50x
LTM EBITDA
8,9
$11,629 5.3x 5.7x 6.2x
2012 EBITDA
9
$11,668 5.3x 5.7x 6.2x
3-yr Average EBITDA
9
$8,697 7.1x 7.7x 8.3x
LTM EBIT
8,9
$7,034 8.7x 9.5x 10.3x
2012 EBIT
9
$6,970 8.8x 9.6x 10.4x
8/12 Book Value $19,084 3.2x 3.5x 3.8x
LTM EPS
8,9
$0.14 16.9x 19.2x 21.6x
2012 EPS
9
$0.19 12.2x 13.8x 15.6x
1
Per Management provided August 31, 2012 balance sheet
2
Cash and equivalents of $4.0M less customer deposits of $1.3M
3
Appraised value of vacant land per appraisal dated December 9, 2011 less transaction costs of $50 thousand
4
Debt plus $114 thousand accrued interest as of August 31, 2012
5
Includes an interest rate swap liability of $1.0M and property TIF liability of $0.4M
6
Present value of remaing 78 monthly settlement payments of $12 thousand per month
7
Valued at intrinsic value assuming vesting at change in control
8
Latest twelve months as of June 30, 2012
9
Excludes forecasted public company costs

Appendix

Historical Financial Information Appendix 1

Historical P&L as Reported
Confidential - DRAFT
Income Statement - Cybex
(in thousands)
LTM YTD
2007 2008 2009 2010 2011 June-12 June-11 June-12
  Net Sales $146,503 $147,929 $120,474 $122,961 $140,129 $144,613 $63,575 $68,059
Growth 15.4% 1.0% -18.6% 2.1% 14.0% 8.9% 18.2% 7.1%
  Cost of Sales ($95,683) ($99,940) ($84,466) ($78,114) ($90,221) ($95,640) ($41,325) ($46,744)
Gross Profit $50,820 $47,989 $36,008 $44,847 $49,908 $48,973 $22,250 $21,315
  Selling, General and Administrative Expenses ($42,224) ($42,321) ($37,680) ($42,072) ($41,671) ($42,607) ($20,413) ($21,349)
  Bad Debt (Expense)/recovery $0 $0 $0 $0 $0 $0 $0 $0
  Goodwill Impairment Charges $0 ($11,247) $0 $0 $0 $0 $0 $0
  Interest Income/expense-net ($963) ($1,176) ($1,274) ($1,260) ($1,004) ($1,078) ($541) ($615)
  Interest Rate Swap Income/expense $0 $0 $0 $0 $0 $0 $0 $0
  Litigation Charge (reduction) $0 $0 $0 ($45,991) $27,058 $28,638 ($1,643) ($63)
  Earnings before Taxes $7,633 ($6,755) ($2,946) ($44,476) $34,291 $33,926 ($347) ($712)
  Provision for Income Tax $2,121 ($2,333) $509 ($13,761) ($36) ($232) $171 ($25)
  Net Income (Loss) $9,754 ($9,088) ($2,437) ($58,237) $34,255 $33,694 ($176) ($737)
Supplementary Info
  Operating Income (Loss) $8,596 ($5,579) ($1,672) ($43,216) $35,295 $35,004 $194 ($97)
  Basic EPS - Continuing Operations $0.56 ($0.52) ($0.14) ($3.40) $2.00 $1.97 ($0.01) ($0.04)
  Diluted EPS - Continuing Operations $0.55 ($0.52) ($0.14) ($3.40) $2.00 $1.97 ($0.01) ($0.04)

Historical Balance Sheet as Reported
Confidential - DRAFT
(in thousands)
December 31,
2007 2008 2009 2010 2011 June-12
Current Assets
Cash, Temporary Investments $609 $1,628 $6,879 $7,030 $11,958 $3,999
Accounts Receivables $21,015 $18,735 $16,815 $18,806 $20,251 $16,837
Barnhard Litigation Related Receivable $0 $0 $0 $15,904 $7,561 $0
Inventories $13,803 $13,465 $10,054 $11,060 $13,584 $13,541
Deferred Tax Assets $4,325 $4,685 $5,040 $0 $0 $0
Prepaid Expenses and Other $1,970 $2,249 $1,216 $1,574 $2,070 $1,956
Total Current Assets
$41,722 $40,762 $40,004 $54,374 $55,424 $36,333
Non-Current Assets
Property and Equipment, net $34,089 $36,551 $31,835 $29,693 $28,194 $27,825
Deferred Tax Assets $10,718 $8,698 $8,815 $0 $0 $0
Barnhard Litigation Related Receivable $0 $0 $4,573 $0 $0 $0
Goodwill $11,247 $0 $0 $0 $0 $0
Other Assets $353 $5,290 $3,408 $1,347 $1,025 $1,023
Total Non-Current Assets
$56,407 $50,539 $48,631 $31,040 $29,219 $28,848
Total Assets $98,129 $91,301 $88,635 $85,414 $84,643 $65,181
Current Liabilities
Accounts Payable $7,021 $5,965 $4,436 $3,913 $5,364 $4,367
Accrued Liabilities $13,887 $11,986 $12,046 $12,856 $13,674 $12,831
Current Portion of Long-term Debt $2,628 $1,882 $2,415 $1,520 $1,520 $2,061
Current Portion of Capital Leases $0 $0 $0 $0 $0 $0
Barnhard Litigation Reserve $0 $0 $0 $62,696 $27,004 $0
Total Current Liabilities
$23,536 $19,833 $18,897 $80,985 $47,562 $19,259
Non-Current Liabilities
Long-term Debt $16,322 $16,606 $15,191 $14,289 $12,769 $20,833
Capital Leases $0 $0 $0 $0 $0 $0
Other Liabilities $1,874 $8,033 $5,519 $4,015 $3,540 $5,802
Accrued Warranty Obligations $1,355 $1,378 $1,346 $1,135 $1,134 $0
Barnhard Litigation Reserve $0 $0 $4,573 $0 $0 $0
Total Non-Current Liabilities $19,551 $26,017 $26,629 $19,439 $17,443 $26,635
Total Liabilities $43,087 $45,850 $45,526 $100,424 $65,005 $45,894
Shareholders' Equity
Common Stock - Par Value $1,755 $1,781 $1,786 $1,786 $1,786 $1,788
Additional Paid in Capital $68,049 $68,426 $68,661 $68,880 $69,051 $69,240
Treasury Stock - Common ($2,251) ($2,503) ($2,955) ($2,955) ($2,955) ($2,955)
Retained Earnings (Accumulated Deficit) ($10,722) ($19,810) ($22,247) ($80,484) ($46,229) ($46,966)
Accumulated Other Comprehensive Loss ($1,789) ($2,443) ($2,136) ($2,237) ($2,015) ($1,820)
Total Shareholders' Equity
$55,042 $45,451 $43,109 ($15,010) $19,638 $19,287
Total Liabilities and Shareholders' Equity $98,129 $91,301 $88,635 $85,414 $84,643 $65,181
Balance Sheet - Cybex

Historical Cash Flow Statement as Reported
Confidential - DRAFT
Statement of Cash Flows - Cybex
(in thousands)
December 31, LTM YTD
2007 2008 2009 2010 2011 June-12 June-11 June-12
Operating Activities
  Net Income $9,754 ($9,088) ($2,437) ($58,237) $34,255 $33,694 ($176) ($737)
  Depreciation and Amortization $3,905 $5,054 $5,391 $4,656 $4,701 $4,595 $2,399 $2,293
  Amortization of Deferred Financing Costs $153 $38 $41 $47 $55 $50 $40 $35
  Amortization of Interest Rate Swap $0 ($31) ($31) ($31) ($31) ($31) ($16) ($16)
  Goodwill Impairment Charge $0 $11,247 $0 $0 $0 $0 $0 $0
  Stock based Compensation $182 $235 $180 $219 $171 $110 $88 $27
  Provisions for Losses on Accounts and Lease Receivables $482 $506 $328 ($75) $272 $332 $132 $192
  Change in Fair Value of Foreign Currency Contracts ($243) ($309) $462 $0 $0 $0 $0 $0
  Litigation Reserve Charge $0 $0 $0 $0 $0 $0 $0 $0
  Litigation Charge (reduction) $0 $0 $0 $45,991 ($27,058) ($27,058) $0 $0
  Deferred Income Taxes ($2,422) $2,161 ($678) $13,855 $0 $0 $0 $0
  Change in Fair Value of Interest Rate Swap ($304) $0 $0 $0 $0 $0 $0 $0
  Accounts Receivable ($1,267) $1,746 $1,579 ($1,901) ($1,869) ($913) $2,270 $3,226
  Inventories ($4,254) $308 $3,398 ($1,005) ($2,494) ($237) ($2,218) $39
  Accounts Payable, Accrued Liabilities and Other Liabilities ($256) ($2,904) ($1,529) $1,120 $1,809 $2,437 ($1,909) ($1,281)
  Prepaid Expenses and Other $3,371 $129 $493 ($451) ($290) ($545) $244 ($11)
  Barnhard Litigation Reserve, Net $0 $0 $0 $0 $0 ($20,143) $1,643 ($18,500)
Net cash generated from (used in) operating activities $9,101 $9,092 $7,197 $4,188 $9,521 ($7,709) $2,497 ($14,733)
Investing Activities
  Purchases of Property Plant and Equipment, Net ($24,947) ($7,436) ($613) ($2,240) ($3,073) ($3,590) ($1,163) ($1,680)
  Proceeds from Disposition of Building $0 $0 $0 $0 $0 $0
Net cash provided (used) by investing activities ($24,947) ($7,436) ($613) ($2,240) ($3,073) ($3,590) ($1,163) ($1,680)
Financing Activities
  Repayments of Term Loans ($217) ($1,270) ($1,882) ($6,796) ($1,520) ($1,655) ($760) ($895)
  Borrowings Under Term Loan $17,775 $2,200 $1,000 $4,999 $0 $8,122 $0 $8,122
  Repayments of Revolving Loan ($150,852) ($79,384) ($3,425) $0 $0 ($9,000) $0 ($9,000)
  Net Borrowings Under Revolving Loan $148,482 $77,992 $3,425 $0 $0 $10,378 $0 $10,378
  Principal Payments on Capital Lease $0 $0 $0 $0 $0 $0 $0 $0
  Proceeds from Issuance of Common Stock Net of Costs $0 $0 $0 $0 $0 $0 $0 $0
  Proceeds from Exercise of Stock Options $162 $91 $0 $0 $0 $0 $0 $0
  (Issuance) Purchase of Treasury Stock $0 ($252) ($451) $0 $0 $0 $0 $0
  Tax Benefits from Employee Stock Options $171 $46 $0 $0 $0 $0 $0 $0
  Deferred Financing Costs ($237) $0 $0 $0 $0 ($151) $0 ($151)
  Other Financing Activity Payments ($248) ($60) $0 $0 $0 $0 $0 $0
Net cash provided (used) by financing activities $15,036 ($637) ($1,333) ($1,797) ($1,520) $7,694 ($760) $8,454
Net (decrease) increase in cash and cash equivalents ($810) $1,019 $5,251 $151 $4,928 ($3,605) $574 ($7,959)

Selected Public Company Analysis Appendix 2

$4,000
$3,000
$2,000
$1,000
$0
NA
Brunswick
Amer
Callaway
Johnson Health
Johnson Outdoors
Nautilus
Cybex
Escalade
Accell
Steelcase
Herman Miller
John Bean
Knoll
Standex
Cybex

Escalade
Johnson Health
Amer
Brunswick
Cybex
Johnson Outdoors
Nautilus
Callaway
Accell
Standex
Knoll
Herman Miller
John Bean
Cybex
Steelcase

DUFF & PHELPS

Tier 1 LTM EBITDA Margin
Escalade 9.8%
Johnson Health 9.4%
Amer 8.6%
Brunswick 8.5%
Cybex 7.6%
Johnson Outdoors 7.4%
Nautilus 5.3%
Callaway 0.0%
Accell NA
Tier 2 LTM EBITDA Margin
Standex 11.8%
Knoll 11.3%
Herman Miller 10.1%
John Bean 8.9%
Cybex 7.6%
Steelcase 6.9%
-5%
0%
5%
10%
15%
Median Tier 1: 8.5%
Median Tier 2: 10.1%
LTM Performance versus Peers
Confidential - DRAFT
Cybex LTM as of June 30, 2012 including public company costs
$ in millions
NA
NA
Tier 1 LTM Revenue
Brunswick $3,707
Amer $2,539
Accell $1,011
Tier 2 LTM Revenue
Steelcase $2,830
Herman Miller $1,716
John Bean $921
Knoll $880
Standex $635
Cybex $145
Callaway $893
Johnson Health $495
Johnson Outdoors $415
Nautilus $188
Cybex $145
Escalade $138
Median Tier 1: $490
Median Tier 2: $921

Nautilus
Johnson Health
Amer
Johnson Outdoors
Escalade
Callaway
Brunswick
Cybex
Accell
Steelcase
Standex
Herman Miller
Cybex
Knoll
John Bean

16%
12%
Johnson Outdoors
Brunswick
Escalade
Callaway
Johnson Health
Cybex
Nautilus
Amer
Accell
Standex
Knoll
Herman Miller
John Bean
Steelcase
Cybex

DUFF & PHELPS

-4%
0%
4%
8%
Median Tier 1: 7.2%
Median Tier 2: 10.6%
-20%
-10%
0%
10%
20%
Median Tier 1: 5.0%
Median Tier 2: -4.7%
2Q Performance versus Peers
Confidential - DRAFT
NA
NA
Cybex performance includes public company costs. Financial performance based on second calendar quarter for all peers.
Tier 1 2Q Rev. Growth
Nautilus 14.0%
Johnson Health 13.0%
Amer 12.1%
Johnson Outdoors 5.0%
Escalade 2.9%
Callaway 2.7%
Brunswick -2.7%
Cybex -5.4%
Accell NA
Tier 2 2Q Rev. Growth
Steelcase 5.6%
Standex 5.0%
Herman Miller -4.7%
Cybex -5.4%
Knoll -7.4%
John Bean -15.1%
Tier 1 2Q EBITDA Margin
Johnson Outdoors 13.6%
Brunswick 13.1%
Escalade 9.5%
Callaway 7.2%
Johnson Health 5.2%
Cybex 1.0%
Nautilus 0.4%
Amer -2.7%
Accell NA
Tier 2 2Q EBITDA Margin
Standex 13.0%
Knoll 11.3%
Herman Miller 10.6%
John Bean 9.2%
Steelcase 5.6%
Cybex 1.0%

Callaway
Johnson Outdoors
Brunswick
Johnson Health
Escalade
Cybex
Amer
Nautilus
Accell
Herman Miller
Standex
Steelcase
Knoll
John Bean
Cybex

-100%
-75%
-50%
-25%
0%
25%
50%
75%
100%
Median Tier 1: 4.7%
Median Tier 2: -2.3%
2Q Performance versus Peers
Confidential - DRAFT
NA NM NM
Cybex performance includes public company costs. Financial performance based on second calendar quarter for all peers.
Tier 1 2Q EBITDA Growth
Callaway 94.3%
Johnson Outdoors 20.8%
Brunswick 4.7%
Johnson Health 2.3%
Escalade -2.4%
Cybex -87.0%
Amer NM
Nautilus NM
Accell NA
Tier 2 2Q EBITDA Growth
Herman Miller 7.2%
Standex 7.1%
Steelcase -2.3%
Knoll -11.5%
John Bean -16.2%
Cybex -87.0%

Johnson Health
Amer
Nautilus
Cybex
Escalade
Johnson Outdoors
Callaway
Brunswick
Accell
Standex
Steelcase
Cybex
Herman Miller
John Bean
Knoll

Johnson Outdoors
Brunswick
Escalade
Callaway
Johnson Health
Nautilus
Amer
Cybex
Accell
Standex
Knoll
Herman Miller
John Bean
Steelcase
Cybex

DUFF & PHELPS

0%
2%
4%
6%
8%
10%
12%
14%
Median Tier 1: 10.0%
Median Tier 2: 9.6%
YTD Performance versus Peers
Confidential - DRAFT
Cybex performance includes public company costs. Financial performance based on first two calendar quarters for all peers.
NA
NA
Tier 1 YTD Rev. Growth
Johnson Health 16.3%
Amer 10.3%
Nautilus 9.4%
Cybex 7.1%
Escalade 5.4%
Johnson Outdoors 2.4%
Callaway 1.2%
Brunswick -2.0%
Accell NA
Tier 2 YTD Rev. Growth
Standex 8.3%
Steelcase 8.2%
Cybex 7.1%
Herman Miller -4.2%
John Bean -7.7%
Knoll -9.1%
Tier 1 YTD EBITDA Margin
Johnson Outdoors 12.0%
Brunswick 11.3%
Escalade 10.7%
Callaway 10.0%
Johnson Health 5.1%
Nautilus 4.1%
Amer 3.5%
Cybex 3.3%
Accell NA
Tier 2 YTD EBITDA Margin
Standex 11.4%
Knoll 10.6%
Herman Miller 9.6%
John Bean 8.2%
Steelcase 5.5%
Cybex 3.3%
-15%
-10%
-5%
0%
5%
10%
15%
20%
Median Tier 1: 5.4%
Median Tier 2: -4.2%

Callaway
Johnson Outdoors
Escalade
Brunswick
Johnson Health
Amer
Cybex
Nautilus
Accell
Standex
Herman Miller
Steelcase
John Bean
Knoll
Cybex

-50%
-40%
-30%
-20%
-10%
0%
10%
20%
Median Tier 1: 3.7%
Median Tier 2: -6.4%
YTD Performance versus Peers
Confidential - DRAFT
NA
Cybex performance includes public company costs. Financial performance based on first two calendar quarters for all peers.
NM
Tier 1 YTD EBITDA Growth
Callaway 14.0%
Johnson Outdoors 9.4%
Escalade 8.5%
Brunswick -1.2%
Johnson Health -4.0%
Amer -10.2%
Cybex -46.6%
Nautilus NM
Accell NA
Tier 2 YTD EBITDA Growth
Standex 13.4%
Herman Miller -4.0%
Steelcase -6.4%
John Bean -13.6%
Knoll -18.1%
Cybex -46.6%

Johnson Health
Amer
Nautilus
Cybex
Brunswick
Callaway
Accell
Escalade
Johnson Outdoors
Standex
Herman Miller
Steelcase
Cybex
John Bean
Knoll

Johnson Health
Brunswick
Amer
Cybex
Accell
Nautilus
Callaway
Escalade
Johnson Outdoors
Standex
Knoll
Herman Miller
John Bean
Cybex
Steelcase

DUFF & PHELPS

-10%
-5%
0%
5%
10%
15%
20%
Median Tier 1: 5.1%
Median Tier 2: 4.3%
2012P Performance versus Peers
Confidential - DRAFT
Cybex performance includes public company costs
NA
NA NA
NA NA
Tier 1 2012P Rev. Growth
Johnson Health 16.5%
Amer 7.2%
Nautilus 5.1%
Cybex 3.5%
Brunswick 2.2%
Callaway -4.1%
Accell NA
Escalade NA
Johnson Outdoors NA
Tier 2 2012P Rev. Growth
Standex 12.7%
Herman Miller 5.6%
Steelcase 4.3%
Cybex 3.5%
John Bean -0.4%
Knoll -3.1%
Tier 1 2012P EBITDA Margin
Johnson Health 10.9%
Brunswick 9.1%
Amer 8.6%
Cybex 7.6%
Accell 6.8%
Nautilus 6.0%
Callaway -1.6%
Escalade NA
Johnson Outdoors NA
Tier 2 2012P EBITDA Margin
Standex 12.1%
Knoll 11.4%
Herman Miller 10.6%
John Bean 9.7%
Cybex 7.6%
Steelcase 7.4%
-5%
0%
5%
10%
15%
Median Tier 1: 7.7%
Median Tier 2: 10.6%

Nautilus
Johnson Health
Brunswick
Amer
Cybex
Callaway
Accell
Escalade
Johnson Outdoors
Standex
Steelcase
Herman Miller
John Bean
Knoll
Cybex

DUFF & PHELPS

2012P Performance versus Peers
Confidential - DRAFT
Cybex performance includes public company costs
NA NA NA NM
Tier 1 2012P EBITDA Growth
Nautilus 54.2%
Johnson Health 26.7%
Brunswick 8.5%
Amer 1.3%
Cybex -15.0%
Callaway NM
Accell NA
Escalade NA
Johnson Outdoors NA
Tier 2 2012P EBITDA Growth
Standex 15.8%
Steelcase 14.6%
Herman Miller 7.3%
John Bean 5.4%
Knoll -6.8%
Cybex -15.0%
-25%
0%
25%
50%
75%
Median Tier 1: 17.6%
Median Tier 2: 7.3%

Cybex
Amer
Accell
Brunswick
Escalade
Johnson Health
Callaway
Johnson Outdoors
Nautilus
Cybex
John Bean
Knoll
Steelcase
Herman Miller
Standex

DUFF & PHELPS

Tier 1 Debt / EV
Cybex 52.2%
Amer 39.6%
Accell 37.8%
Brunswick 30.0%
Escalade 23.9%
Johnson Health 18.6%
Callaway 16.2%
Johnson Outdoors 6.4%
Nautilus 0.0%
Tier 2 Debt / EV
Cybex 52.2%
John Bean 30.2%
Knoll 25.8%
Steelcase 22.0%
Herman Miller 20.8%
Standex 8.7%
Leverage versus Peers
Confidential - DRAFT
0%
10%
20%
30%
40%
50%
60%
Median Tier 1: 21.3%
Median Tier 2: 22.0%

Supplemental Valuation Analysis Appendix 3

Premiums Analysis
Premiums Paid Analysis
Confidential - DRAFT
Control Premium Analysis
Criteria 1-Day (%) 1-Week (%)
1-Month (%)
1-Day (%) 1-Week (%)
1-Month (%)
Cybex - Stock Price as of 9/25/2012 $1.45
Sporting and Recreational Goods Median 27.2 27.6 36.5
$1.84 $1.85 $1.98
9
Max 50.0 50.0 97.3
Min 9.5 10.2 27.6
US Companies with Enterprise Value between $25 & $100 mm Median 45.0 46.9 44.2
$2.10 $2.13 $2.09
62
Max 295.0 321.3 295.0
Min 9.5 8.2 7.1
US Companies with Enterprise Value between $25 & $1000 mm Median 34.9 37.2 37.6
$1.96 $1.99 $2.00
324
Max 295.0 321.3 295.0
Min 0.1 2.5 0.0
Related Party Take Private Transactions
Ownership Prior to Transaction between 0% to 25% Median 38.0 38.0 31.3
$2.00 $2.00 $1.90
23
Max 84.6 88.0 101.1
Min 4.4 7.4 7.1
Ownership Prior to Transaction between 25% to 50% Median 38.9 30.5 28.6 $2.01 $1.89 $1.86 9
Max 80.1 72.4 75.4
Min 16.5 10.7 10.3
Proposed Transaction $2.25 55.2 50.0 60.1
Note: Excludes negative premiums; deals over the prior 3 years
Source: Capital IQ
Stock Price Premium
Number of
Transactions
Implied Stock Price

Leveraged Buy Out Analysis
Confidential - DRAFT
IRR Sensitivity
Exit Multiple
Multiple Per Share 4.5x 5.0x 5.5x 6.0x 6.5x
5.8x $2.90 16.1% 19.6% 22.7% 25.6% 28.2%
5.6x $2.75 18.6% 22.2% 25.4% 28.3% 31.0%
5.4x $2.60 21.4% 25.1% 28.4% 31.4% 34.2%
5.2x $2.45
24.8% 28.6% 32.0% 35.1% 38.0%
5.0x $2.30 28.9% 32.8% 36.4% 39.6% 42.5%
ROI Sensitivity
Exit Multiple
Multiple Per Share 4.5x 5.0x 5.5x 6.0x 6.5x
5.8x $2.90 2.1x 2.4x 2.8x 3.1x 3.5x
5.6x $2.75
2.3x 2.7x 3.1x 3.5x 3.9x
5.4x $2.60 2.6x 3.1x 3.5x 3.9x 4.4x
5.2x $2.45 3.0x 3.5x 4.0x 4.5x 5.0x
5.0x $2.30 3.6x 4.1x 4.7x 5.3x 5.9x
Sources and Uses
Uses: Sources: Leverage
Purchase Price $65,012 Term Loan A $20,250 1.7x
Transaction Fees & Expenses 1,508 Term Loan B 23,336 2.0x
Capital Leases 3,086 0.3x
Equity 19,847
Total Uses: $66,520 Total Sources: $66,520 4.0x
1
Net of savings from elimination of public company costs of aprox. $0.7M annually
2
85% of eligible accounts receivable, 60% of eligible inventory and 50% of PP&E
3
Includes NOL asset and after-tax value of excess land
4
Includes legal settlement, interest rate swap liability, and property tax liability
5
Forcasted December 31, 2012 cash and equivalents of $3.0M less customer deposits of $1.3M
6
Per forcasted December 31, 2012 balance sheet
Note: Transaction fees and expenses include legal, debt, accounting and investment banking fees
Leveraged Buyout Analysis (2.0x Senior / 2.0x Sub Debt)
($ in thousands)
Close Projected 5-Year
2012P 2013P 2014P 2015P 2016P 2017P CAGR
Net Revenues $145,000 $150,000 $155,000 $160,000 $164,800 $169,744
3.2%
Growth 3.5% 3.4% 3.3% 3.2% 3.0% 3.0%
Adjusted EBITDA
1
11,668 13,333 14,044 15,912 17,357 17,858 8.9%
Adjusted EBITDA Margin 8.0% 8.9% 9.1% 9.9% 10.5% 10.5%
Capital Expenditures 2,775 4,000 4,000 4,000 4,000 4,142
Senior Debt / EBITDA 2.0x 1.4x 1.2x 0.9x 0.6x 0.4x
Total Debt / EBITDA 4.0x 3.4x 3.0x 2.5x 2.1x 1.9x
Total Debt / BEV 74.1% 61.2% 55.2% 45.8% 38.8% 34.6%
Senior Debt Borrowing Base²
$36,264 $37,688 $38,514 $39,336 $39,914 $40,431
Total Senior Debt 23,336 21,311 19,286 16,755 13,717 10,680
Excess Collateral 12,928 16,376 19,228 22,581 26,197 29,751
Senior Debt Collateral Coverage 1.8x 2.0x 2.4x 2.9x 3.8x 5.3x
Working Capital 18,239 19,503 19,666 20,247 20,787 21,411
Valuation to Shareholders Return Analysis
2012P Adjusted EBITDA ¹
$11,668 Equity
Valuation Multiple 5.4x Invested Amount $19,847
Enterprise Value 63,000 Exit Multiple 5.5x
Plus: Other Assets ³
3,792 Equity Ownership 95.0%
Less: Other Liabilities
4
(1,780) Equity Value at Exit $69,401
Purchase Price $65,012 IRR 28.4%
Plus: Cash
5
1,686
Less: Debt
6
(21,332) ROI 3.5x
Less: Value of Mgmt Options (593)
Less: Value of Warrants (188)
Common Equity Value $44,585
Per Share Equity Value $2.60

Net Asset Value Analysis
Confidential - DRAFT
Liquidation Analysis
($ in thousands)
8/31/2012 Net Realizable
Balance % Realized Value
Assets
Cash $3,982 100% $3,982
Accounts Receivable 14,613 90% 13,152
Inventory 14,311 75% 10,733
Pre-Paid Expenses 1,555 0% 0
------------------- -------------------
Total Current Assets $34,461 $27,867
Net PP&E 27,445 50% 13,723
Other LT Assets 988 0% 0
------------------- -------------------
Total Non-Current Assets $28,433 $13,723
------------------- -------------------
Total $62,894 $41,589
Assets Available for Distribution $41,589
Less: Estimated Liquidation Costs at 5% 2,079
Estimated Liquidation Proceeds Available for Distribution $39,510
Liabilities
Term Debt (Mortgage and Lease) $21,172 $21,172
Accounts Payable 4,617 4,617
Accrued Liabilities Current 12,333 12,333
Accrued Warranty Obligations 1,903 1,903
Other Long-Term Liabilities 3,786 3,786
------------------- -------------------
Total Claims $43,811 $43,811
Residual Equity (Deficit) Value ($4,301)
Liquidation Equity Value per Share $0.00
8/31/2012 Book Value per Share $1.11
8/31/2012 Tangible Book Value per Share $1.11

Assumptions, Qualifications, and Limiting Conditions Appendix 4

If issued, our Opinion letter will include assumptions, qualifications and limiting conditions similar to the following.  This is not meant to be a complete list of the assumptions, qualifications and limiting conditions which will be included in our Opinion letter, if rendered.
Assumptions and Reliance – In compiling financial projections and performing its analyses with respect to the Proposed Transaction, Duff &
Phelps:
Assumptions, Qualifications and Limiting Conditions
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Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;
Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same;
Assumed that information supplied and representations made by Company management are substantially accurate regarding the Company and the
Proposed Transaction and that there has been no material change therein;
Assumed that the representations and warranties made in the Merger Agreement and the Management Representation Letter are substantially accurate;
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;
Assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps;
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Transaction.
To the extent that any of the foregoing assumptions or any of the facts on which the Opinion is based prove to be untrue in any material respect, the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion,
Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps will not express any view or opinion including as to the reasonableness of such assumptions.

Assumptions, Qualifications and Limiting Conditions
Qualifications – If issued, our Opinion will be qualified by the following:
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Duff & Phelps has prepared the Opinion effective as of the date hereof.  The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.
Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise).  Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Merger
Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed
Transaction or any other aspect of the Proposed Transaction.
Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s Common Stock after announcement of the Proposed
Transaction.  The Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s credit worthiness, tax advice, or accounting advice.  Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.
In rendering the Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the
Company’s officers, directors, or employees, or any class of such persons, relative to the Merger Consideration to be received by the Public
Shareholders in the Proposed Transaction, or with respect to the fairness of any such compensation.

Assumptions, Qualifications and Limiting Conditions
Limiting Conditions – If issued, the use of our Opinion will be strictly limited and will state:
The Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent.
The Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction, (ii) does not address any transaction related to the Proposed Transaction, (iii) is not a recommendation as to how the Special Committee, the
Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the
Proposed Transaction or any related transaction, and (iv) does not indicate that the consideration to be received by the Public Shareholders is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses.  The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.
The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.
The Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this letter shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and the Company dated June 11, 2012 (the “Engagement Letter”).
The Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.
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